

04042409

A Report From The Floor

Oxford Industries, Inc.
2004 Annual Report

Oxford's New Organization

In fiscal 2004 we reorganized our operating segments to simplify our financial reporting structure and more effectively manage our business.


Tommy Bahama

Tommy Bahama



Menswear



Womenswear

BUSINESS DESCRIPTION

Oxford Industries, Inc. is a producer and marketer of branded and private label apparel for men, women and children. Oxford provides retailers and consumers with a wide variety of apparel products and services to suit their individual needs. Oxford's brands include Tommy Bahama®, Indigo Palms®, Island Soft®, Ben Sherman®, Ely & Walker® and Oxford Golf™. The Company also holds exclusive licenses to produce and sell certain product categories under the Tommy Hilfiger®, Nautica®, Geoffrey Beene®, Slates®, Dockers® and Oscar de la Renta® labels. The Company's customers are found in every major channel of distribution. Oxford's common stock has traded on the NYSE since 1964 under the symbol OXM. For more information, please visit our Web site at www.oxfordinc.com.

SELECTED FINANCIAL HIGHLIGHTS

OXFORD INDUSTRIES, INC. AND SUBSIDIARIES

	Year Ended			*2004-2003*
	May 31, 2004	*May 30, 2003*	*May 31, 2002*	*% change*
	(In thousands, except per share amounts)			
Net sales	$1,116,552	$764,602	$677,264	46.0%
Net earnings	39,716	20,327	10,572	95.4%
Basic earnings per common share	2.47	1.35	0.71	83.0%
Diluted earnings per common share	2.38	1.34	0.70	77.6%
Dividends per common share	0.45	0.42	0.42	7.1%
Stockholders' equity	238,977	189,365	175,201	26.2%
Book value per share at year-end	14.74	12.59	11.66	17.1%
Return on average stockholders' equity	18.5%	11.2%	6.1%	65.2%

The $0.12 per share dividend paid on May 29, 2004 was the 176th consecutive quarterly dividend paid by the Company since it became publicly owned in July 1960. All per share data reflect our two-for-one stock split on December 1, 2003.

The Sales Floor

For an apparel company, this is the proving ground. It is the opportunity to delight the consumer and to make the connection between product and consumer that will determine your success. Oxford is fortunate to be a supplier to many floors throughout retailing. At any given time, some perform better than others; each presents different challenges; and all share one dynamic – constant change.

In the following pages, we report from each of these floors on how we are managing the challenges, capitalizing on the opportunities and building value for our customers and our shareholders.

The Upscale Floor

Affluent consumers have been enthusiastic shoppers during the past year, which has led to exceptionally strong performances among upscale specialty stores. Their patrons, with high disposable incomes, represent the most enviable customer base in retailing. This consumer demographic creates an attractive distribution channel to sell to and Tommy Bahama has proven to be an able competitor. In fact, Nordstrom recently named our Tommy Bahama Group as one of two recipients of their "Partners in Excellence" award, underscoring the brand's position as the largest supplier of men's sportswear to this major retailer.

As this upper-end channel expands, Tommy Bahama is in an excellent position to grow its wholesale business by broadening its product assortment and gaining increased market share on the floor. The brand's success in men's sportswear has been leveraged into other categories. The Tommy Bahama women's line, which currently comprises only 20 percent of the brand's wholesale business, has significant potential for expansion. In addition, two new brands launched by Tommy Bahama, Indigo Palms and Island Soft, have debuted in this channel and have created even more opportunities for growth.

The recently acquired Ben Sherman brand also targets this upscale tier of distribution. Launched in the United States three years ago, Ben Sherman has enjoyed rapid growth and quickly established a presence with customers such as Nordstrom, Bloomingdale's and Macy's West. With an expanding portfolio of established and growing lifestyle brands, we expect to enjoy strong prospects in this desirable distribution channel for the foreseeable future.


Tommy Bahama



THE TRADITIONAL FLOOR

Department stores invented modern retailing generations ago and they remain a distinctive segment of the industry today. This venerable sales floor continues to evolve and reinvent itself to stay competitive. Current department store trends emphasize product differentiation and exclusivity to create a stronger identity in the marketplace, while continuing to offer brands that enjoy strong consumer loyalty.

Our Menswear Group, which includes a full range of sportswear, dress shirts and tailored clothing, meets these needs in a number of ways. Through private label programs, we provide department stores with apparel marketed through their exclusive, in-house brands. Our global sourcing operations combined with forecasting, inventory control and logistical services brings added value to these customers.

In addition, we market a number of leading brands through licensing arrangements. These include Tommy Hilfiger, Nautica, Oscar de la Renta, and Geoffrey Beene, to name a few. Each of these brands is focused on a specific segment of the market. In the tailored clothing category, for instance, these brands are sold in the moderate to better price range, which accounts for approximately half of all suit sales, but each line targets different consumers through unique styling.

The combination of private label and higher-margin licensed brands ensures that we continue to be fully engaged in the department store distribution channel in a profitable manner.

The Mass Merchant Floor

One of the fastest growing retail distribution channels is the mass merchant segment. It is also among the most competitive due to its cost/value orientation. Our Womenswear Group is focused on this market, where Target and Wal-Mart are the two largest players. We are, in fact, Target's largest supplier of women's sportswear and are leveraging this relationship to expand into new categories. Just this year, our Menswear Group dramatically expanded its relationship with Target.

The key to our success in the mass merchant channel has been our value-added product development and merchandising services. Today, consumers, especially women, want trend-right fashion at an affordable price. This means that whatever is on fashion runways, they expect to see on the sales floor of their favorite mass merchant. Our talent lies in translating the newest fashion concepts into affordable price points in a timely manner. To do so, we work closely with retailers to understand their brand objectives and then utilize our team of fashion researchers, designers and sourcing experts to develop appropriate products.

The challenges don't end with sourcing and product development. Determination of quantities, sizes, colors and the timing of deliveries to the selling floor are also key components to a successful program. Oxford's expertise in forecasting, global logistics and distribution ensures that the appropriate product for each consumer is on the selling floor at all times.


BRAND
CHEROKEE





THE VIRTUAL FLOOR

This year, consumers will purchase over $6 billion of apparel and accessories by phone, mail, fax or the Web. In the direct merchant distribution channel, the sales proposition is one of simple, fast and convenient shopping for consumers. Nothing upsets this model more than unsuitable merchandise that results in returned shipments. When returns occur, the major advantage of the virtual over the physical sales floor is essentially lost. For this reason, major players in this space, such as L.L. Bean and Lands' End, have extremely high expectations of their suppliers.

We have been fortunate to be one of the largest suppliers to these retailers for years, thanks to our ability to satisfy the right value equation. This equation involves a careful balance between price and quality. As a rule, direct merchants have extremely stringent quality standards concerning fabric, construction, style and sizing. These standards ensure that consumers receive impeccable quality in a timely manner. But in today's competitive retail environment, pricing is also critical to success and requires offshore sourcing and manufacturing. The key is not to sacrifice quality to cost.

Oxford has and continues to meet the needs of these large customers by combining our 60-plus years of manufacturing knowledge with our fabric sourcing and sewing capabilities that literally span the globe. Investments in recent years in information technology, supply chain and logistical systems have helped us to deliver superior customer service and inventory control, improving profitability for us and our direct merchant customers.

Our Own Floor

In 43 locations across the United States, there is a sales floor that will transport shoppers to an island getaway, where they can browse a treasure chest of home decor products and casual, but sophisticated men's and women's fashions. In some locations, shoppers can even sip a tropical drink and dine on island-inspired cuisine. These locations are known as Tommy Bahama Café and Emporiums and represent some of the most successful floors in all of retailing.

Tommy Bahama established its first retail store with the simple objective of creating a unique environment in which the company could demonstrate how best to showcase its lifestyle brand and communicate the Tommy Bahama island state of mind. Since day one, the concept has been a success, generating sales per square foot that are superior to industry averages. These company-owned retail stores have become a major component of Tommy Bahama's growth strategy and serve as an invaluable "test lab" for new product development.

The compounds, which combine a retail emporium featuring the entire Tommy Bahama product line and a Tommy Bahama Tropical Café, are particularly successful in resort locations such as Scottsdale, Arizona; Naples, Florida and Wailea, Hawaii. In total, we operate six compounds, 33 retail-only stores and four outlet stores. Going forward, we expect to open an additional five to ten stores in the United States annually for the next several years. We have also begun to explore international expansion of the Tommy Bahama retail concept.











Our New Floor

The option to operate retail businesses is one of the advantages of owning your own brand. As we expand our portfolio of company-owned brands, so too, will we expand retail opportunities. Indigo Palms is a perfect example.

The newest retail concept from our Tommy Bahama Group is a collection of luxurious, yet casual, denim and related sportswear for men and women known as Indigo Palms. This collection appeals to the core Tommy Bahama customer as a slightly more casual, denim-inspired approach to dressing. Men's was first introduced in 2002, followed by the launch of women's in Spring 2004.

Following a successful introduction to select wholesale accounts, Indigo Palms opened its first stand-alone store this past year in Newport Beach, California. This 1,600-square-foot prototype store offers the entire Indigo Palms line and, similar to the Tommy Bahama stores, provides an opportunity to showcase the product in an environment that clearly communicates our vision of the brand. Initial results have been strongly encouraging and we plan to open four additional stores in fiscal 2005. Though we continue to view the Indigo Palms retail store as a test concept, we believe the long-term potential could be equal to that of Tommy Bahama. Given the universal appeal of denim, the smaller store format and lack of geographical restrictions, Indigo Palms stores are suited to a great variety of potential locations.





Sale




Our International Floor

Forty years ago, Ben Sherman was conceived as a shirt brand that captured the spirit of the British rock scene and hip style of London's famed Carnaby Street. More recently, Ben Sherman has evolved into an irreverent, youthful lifestyle brand with global aspirations. And today, the best place to appreciate the full potential of the brand is still on Carnaby Street at the Ben Sherman flagship store.

Opened in 2002, the store offers the full range of men's and women's sportswear including woven and knit tops, bottoms, denim, skirts, footwear, T-shirts and jackets. Through its licensing program, Ben Sherman has expanded into other important product categories such as leatherwear, underwear, belts, bags, watches, eyewear and fragrances. The brand's youthful lifestyle focus across multiple product categories makes it a natural retail concept. Current plans are to open one store this year in the United Kingdom and our first United States store in the SoHo district of New York City.

The Ben Sherman brand has also been introduced in Continental Europe, Japan and Australia through the use of independent distributors. Based on strong consumer demand in local markets, these distributors have opened Ben Sherman retail stores in Berlin, Tokyo, Sidney and Melbourne. The opportunity for international expansion remains an important part of the Ben Sherman growth story.



To Our Shareholders:

Oxford's report from the floor this year is strong and encouraging. In fiscal 2004, we achieved the highest sales and earnings in our 62-year history. This performance reflects the continuing integration of our rapidly growing Tommy Bahama Group, as well as improved profitability in our Menswear Group. But even more importantly, Oxford's success reflects a very deliberate strategic transformation of the Company's business mix toward strong brands that are providing higher-margin growth opportunities. These efforts are continuing. Already in fiscal 2005, we have acquired another growth vehicle, Ben Sherman, a British brand that brings exciting international growth potential to us.

NET SALES

(In billions)

Net sales increased 46% to $1.117 billion from $764.6 million last year.



$1.2
0.9
0.6
2002
2003
2004

OPERATING REVIEW

To appreciate the effectiveness of this strategy, you need only to look at Oxford's fiscal 2004 results, which exceeded even our own expectations. Net sales increased 46% to $1.117 billion, while gross margins reached 30.5% from 20.9% last year. Net income increased 95% to $39.7 million, which translated into fully diluted earnings per share of $2.38, a 78% increase from $1.34 a year ago. These record sales and earnings were driven by strong growth and high margins in the Tommy Bahama Group. Our Menswear Group also delivered a solid performance in fiscal 2004 with a significant improvement in profitability over last year. Our Womenswear Group faced a very challenging environment in its markets this year, which resulted in a decline in sales and earnings.

Following the acquisition of Tommy Bahama, our balance sheet and capital position benefited from aggressive asset management and improved profitability. For fiscal year 2004, we generated cash flow from operations of $62.9 million, up from $27.6 million the previous year. We reduced our ratio of debt to total capital to 45% from 51% last year and ended the year with $48 million in cash on hand. Oxford continues to enjoy a balance sheet that provides strong capitalization and liquidity.

SEGMENT REVIEW

In an effort to simplify our financial reporting structure and more effectively manage our business, we consolidated our men's tailored clothing, slacks and shirt divisions into a single Menswear Group in fiscal 2004. Sales for this group were essentially flat for the year, a notable achievement given a $33 million decrease with one of our largest customers, Sears/Lands' End. This decrease was due to an inventory oversupply associated with the introduction of Lands' End product into Sears' retail stores in fiscal 2003. Fortunately, the Menswear Group was able to offset this situation through new programs with customers such as Men's Wearhouse, Sam's Club and Target. Additionally, the rollout of Oxford Golf, a new company-owned brand launched in Spring 2004, was an unqualified success and has quickly gained distribution in over 1,800 pro shops. Operating income for the Menswear Group increased 51% to $41.9 million from $27.8 million last year. The improvement in profitability was driven primarily by lower inventory markdowns, improved manufacturing capacity utilization and the discontinuation of Izod Club Golf's unprofitable operations.

Our Womenswear Group is primarily focused on the budget or mass merchant segment of the industry.

Oxford is building a solid strategic position for continued success. Strong brands are delivering high-margin growth to the top-line. These new, high-growth brands are complemented by a portfolio of our existing businesses that provide strong cash flow and diversification across nearly every distribution channel in retail. This diversity is critical not only to providing stability, but also to ensuring that we are knowledgeable and engaged in all facets of retail industry dynamics.

Sales for the year were down four percent to $298 million due primarily to our decision last year to discontinue shipments to K-Mart. We also saw a modest sales decline with Wal-Mart, which is reducing product assortment and rack space devoted to women's apparel, while increasing its emphasis on direct sourcing. The Womenswear Group experienced margin pressures due to highly competitive market conditions. However, our strong focus on product development, global sourcing and low cost structure gives us a strong competitive position. As a result, we are the largest supplier of women's sportswear to Target, with whom we continue to expand our relationship.

We are extremely pleased with the Tommy Bahama Group's performance in its first year as a member of the Oxford team. Sales grew approximately 16% to $369 million. This business is split between wholesale, which is distributed through high-end department and specialty stores, and company-owned retail stores, which represented just over 40% of sales in fiscal 2004. Now totaling 43 locations, these stores continue to produce exceptionally high sales per square foot and are excellent marketing vehicles for the brand.

In addition to company-owned retail store expansion, Tommy Bahama is pursuing growth opportunities on multiple fronts. The men's line is a top-performing sportswear brand for its upscale department and specialty store customers. This creates strong potential to expand market share within existing accounts. The Tommy Bahama women's line has made excellent progress this year in fine-tuning its products and market position. With new fabrications and a better-defined consumer focus, Tommy Bahama Women's has considerable opportunity to further penetrate its targeted channels of distribution.

As a lifestyle brand, Tommy Bahama continues to selectively build its licensing portfolio in new categories and has added fragrances, eyewear and handbags in recent months. Additionally, Tommy Bahama has experienced a significant level of success with its newest brand, Indigo Palms. Though still small on a relative basis, this business has exceeded our expectations. As a denim-related collection for men and women, Indigo Palms possesses sizeable market expansion opportunity. We opened our first Indigo Palms retail store in November 2003 and, based on its success, we plan to open four more stores this year. Finally, we believe that international expansion presents an opportunity for significant future growth and we have begun to develop a strategy to expand the Tommy Bahama brand outside of the United States.

Our enthusiasm for continued investment in the Tommy Bahama brand is obviously quite strong. In the past 12 months, 11 new retail locations were opened and our plans are to add five to ten annually for the next several years. We are also committed to unique and innovative marketing programs, such as the Tommy Bahama Challenge, a PGA event that will be broadcast nationally by CBS on New Year's Day.

OUR NEWEST BRAND

Though the results speak for themselves, we could not be more pleased with how well our acquisition of Tommy Bahama has unfolded to date. And, we are extremely fortunate to have found yet another brand opportunity in Ben Sherman, which enjoys many of the same financial

OPERATING INCOME

(In millions)

Operating income increased 146% to $87.0 million from $35.3 million last year.



$90
50
10
2002
2003
2004

DILUTED EARNINGS PER COMMON SHARE

(In dollars)

Diluted earnings per common share increased 78% to $2.38 from $1.34 last year.


$2.40
1.50
0.60
2002
2003
2004

and distribution characteristics as Tommy Bahama. On July 30th, we completed our acquisition of Ben Sherman Limited, a lifestyle apparel brand based in the United Kingdom. With roots dating to the British rock scene in the sixties, Ben Sherman is a youthful brand with a modern, irreverent attitude that appeals to an 18-to-35 year-old consumer. The Company has successfully leveraged its heritage as a dominant men's shirt brand into numerous other product categories such as footwear, denim, underwear, bottoms, T-shirts, knitwear, jackets and accessories for men and women.

Like Tommy Bahama, Ben Sherman offers a number of different growth opportunities. Currently, the UK comprises 75% of sales, while the U.S. accounts for 19%. International distributors have successfully introduced the brand in continental Europe, Australia and the Far East and established retail stores in Sydney, Melbourne, Berlin and Tokyo. With its global appeal clearly demonstrated, there is a significant opportunity to grow in markets outside the UK. A women's line launched in 2002 has already grown to 12% of sales. The success of a company-owned store on Carnaby Street in London indicates the promise for retail expansion in the U.S. and abroad. We plan to open another company-owned store this year in the UK and one in the U.S.

OUR STRATEGIC POSITION

Oxford is building a solid strategic position for continued success. Strong brands are delivering high-margin growth to the top-line. These new, high-growth brands are complemented by a portfolio of our existing businesses that provide strong cash flow and diversification across nearly every distribution channel in retail. This diversity is critical not only to providing stability, but also to ensuring that we are knowledgeable and engaged in all facets of retail industry dynamics. This expansive industry view sharpens our competitive instincts and enables us to better evaluate new opportunities.

Supporting all of our businesses, both new and old, is a 60-year foundation of manufacturing and sourcing expertise. We have no doubt that our knowledge of how to *make* apparel ultimately enhances our ability to *market* apparel. The investments we have made in our global supply chain technology, information systems, manufacturing ventures and merchandising capabilities over the past decade are proving invaluable. They enable us to bring value-added merchandising services to retailers in an era where direct sourcing by retailers is an ever-present option. They enable us to get the right product to the right place at the right time. These are abilities that many low-cost, offshore competitors simply cannot match. They enable us to achieve high inventory turnover and lower markdowns, thereby increasing sales *and* margins. Together, our new brands, our existing businesses and our global sourcing infrastructure place us firmly in a position to compete and grow successfully over the long-term.

OUR MOST IMPORTANT ASSET

The foundation of this enviable strategic position is our most important asset – our people. Our recent acquisitions have added considerably to Oxford's management strength. Tommy Bahama is led by some of the best branding experts in the business today and its CEO, Tony Margolis, joined Oxford's Board of Directors this past spring. Ben Sherman's management team, led by Miles Gray, further strengthens our merchandising and marketing expertise. Oxford also was fortunate to welcome a well-respected industry veteran, Mike Setola, to our organization this year as the Company's president. On a different note, we will soon bid farewell to Ben Blount, our CFO since 1995, as he departs for a well-earned retirement. Ben's steady hand has touched every aspect of Oxford's business for many years and we extend our sincere appreciation to him for his dedication and service.

AN UPBEAT FORECAST

Personally, I can't tell you what a pleasure it is to deliver such a positive progress report on the Company. My thanks to every member of the Oxford team for their talent and tenacity. It's hard to think of a time when Oxford has had so many opportunities to pursue and so many resources upon which to capitalize. Let me assure you that we intend to make the most of the possibilities that lie before us.

J. Hicks Lanier

J. Hicks Lanier
Chairman and Chief Executive Officer
August 11, 2004

2004 FINANCIAL INFORMATION

OXFORD INDUSTRIES, INC. AND SUBSIDIARIES

SELECTED FINANCIAL DATA*

OXFORD INDUSTRIES, INC. AND SUBSIDIARIES

	Year Ended				
	May 28, 2004	*May 30, 2003*	*May 31, 2002*	*June 1, 2001*	*June 2, 2000*
	($ and shares in thousands, except per share amounts)				
Net sales	$ 1,116,552	$ 764,602	$ 677,264	$ 812,495	$ 839,533
Cost of goods sold	776,108	604,891	544,016	663,484	685,841
Gross profit	340,444	159,711	133,248	149,011	153,692
Selling, general and administrative expenses	258,545	124,362	115,729	119,390	112,056
Royalties and other operating income	5,114	–	–	–	–
Operating income	87,013	35,349	17,519	29,621	41,636
Interest, net	23,913	1,935	243	4,870	3,827
Earnings before income taxes	63,100	33,414	17,276	24,751	37,809
Income taxes	23,384	13,087	6,704	9,405	14,368
Net earnings	39,716	20,327	10,572	15,346	23,441
Basic earnings per common share	2.47	1.35	0.71	1.03	1.52
Basic weighted average shares outstanding	16,100	15,035	14,987	14,932	15,436
Diluted earnings per common share	2.38	1.34	0.70	1.03	1.51
Diluted weighted average shares outstanding	16,699	15,143	15,099	14,970	15,502
Dividends	7,285	6,314	6,304	6,249	6,444
Dividends per share	0.45	0.42	0.42	0.42	0.42
Total assets	694,817	494,365	250,513	263,240	334,058
Long-term obligations	198,814	198,586	139	399	40,513
Shareholders' equity	238,977	189,365	175,201	168,940	164,314
Capital expenditures	14,143	2,051	1,528	4,332	5,927
Depreciation and amortization	18,411	5,937	8,888	9,249	9,393
Amortization of deferred financing costs	2,654	50	–	–	–
Book value per share at year-end	14.74	12.59	11.66	11.41	10.74
Return on average shareholders' equity	18.5%	11.2%	6.1%	9.2%	14.7%
Return on average total assets	6.7%	5.5%	4.1%	5.1%	7.0%

* *See "Management Discussion and Analysis" beginning on page 21 for a discussion of events that affect our selected financial data. All share and per share data above reflect our two-for-one stock split on December 1, 2003.*

The following discussion and analysis should be read in conjunction with our "Consolidated Financial Statements" and the "Notes to Consolidated Financial Statements" contained in this report.

OVERVIEW

We are engaged in the design, production and sale of consumer apparel for men, women and children. Our principal markets and customers are located primarily in the United States. We manufacture our products in our owned manufacturing facilities, through our joint venture partners and by sourcing these products from third party producers. We distribute our products through our wholesale customers and through our own retail stores.

The most significant factor impacting our results of operations for the current year was the completion of the acquisition of Viewpoint International, Inc., which we operate as the Tommy Bahama Group. On June 13, 2003, we acquired all of the outstanding capital stock of Tommy Bahama. The purchase price of the transaction consists of $240 million in cash, $10 million in Oxford Common Stock and up to $75 million in contingent payments subject to the Tommy Bahama Group achieving certain performance targets. The $75 million in contingent payments may include, at the option of the selling stockholders for the first two years, up to $12.5 million in our Common Stock valued at $12.88 per share (see Note "O" of "Notes to Consolidated Financial Statements"). The transaction was financed by a $200 million private placement of senior unsecured notes completed on May 16, 2003 and a $275 million senior secured revolving credit facility closed on June 13, 2003. Tommy Bahama owns the Tommy Bahama lifestyle brand under which it markets a wide array of products and services including apparel, footwear, accessories, home furnishings and restaurants.

We effected a two-for-one stock split in the form of a 100% stock dividend, payable December 1, 2003, to shareholders of record on November 17, 2003. Shareholders received one additional share of the Company's Common Stock for each share of the Company's Common Stock held on the record date. All share and per share amounts have been adjusted for the stock split.

On July 30, 2004, we acquired Ben Sherman Limited, which we will operate as part of our Menswear Group. Ben Sherman is a London-based designer, distributor and marketer of branded sportswear, accessories, and footwear. The purchase price for Ben Sherman was £80 million, or approximately $145 million, plus associated expenses. The acquisition was financed with cash on hand and borrowings under our new revolving credit facility.

In conjunction with the acquisition of Ben Sherman, our senior revolver was amended and restated on July 28, 2004 and increased to $280 million with a syndicate of eight financial institutions. The maturity date was extended to July 28, 2009. On July 30, 2004, our Ben Sherman subsidiary entered into a £12 million senior secured revolving credit facility to provide for seasonal working capital requirements and general corporate purposes.

RESULTS OF OPERATIONS

The following table sets forth the line items in the Consolidated Statements of Earnings data both in dollars and as a percentage of net sales. The table also sets forth the percentage change of the data as compared to the prior year. We have calculated all percentages set forth below based on actual data, but percentage columns may not add due to rounding. Certain prior year information has been restated to be consistent with fiscal year 2004 presentation. Fiscal 2002 and 2003 exclude the Tommy Bahama Group. Fiscal 2004 results include the Tommy Bahama Group from June 13, 2003 through May 28, 2004, or 50 of 52 weeks of the year.

	Fiscal Year		
	2004	2003	2002
		($ in thousands)	
Net sales	$1,116,552	$764,602	$677,264
Cost of goods sold	776,108	604,891	544,016
Gross profit	340,444	159,711	133,248
Selling, general & administrative	251,836	124,285	113,630
Amortization of intangibles	6,709	77	2,099
Royalties & other operating income	5,114	–	–
Operating income	87,013	35,349	17,519
Interest expense, net	23,913	1,935	243
Earnings before income taxes	63,100	33,414	17,276
Income taxes	23,384	13,087	6,704
Net earnings	$ 39,716	$ 20,327	$ 10,572

	Fiscal Year			% Change	
% of Net Sales	2004	2003	2002	'03-'04	'02-'03
Net sales	100.0%	100.0%	100.0%	46.0%	12.9%
Cost of goods sold	69.5%	79.1%	80.3%	28.3%	11.2%
Gross profit	30.5%	20.9%	19.7%	113.2%	19.9%
Selling, general & administrative	22.6%	16.3%	16.8%	102.6%	9.4%
Amortization of intangibles	0.6%	N/A	0.3%	N/A	(96.3%)
Royalties & other operating income	0.5%	N/A	N/A	N/A	N/A
Operating income	7.8%	4.6%	2.6%	146.2%	101.8%
Interest expense, net	2.1%	0.3%	N/A	N/A	N/A
Earnings before income taxes	5.7%	4.4%	2.6%	88.8%	93.4%
Income taxes	2.1%	1.7%	1.0%	78.7%	95.2%
Net earnings	3.6%	2.7%	1.6%	95.4%	92.3%

ACQUISITION

In May 2003, we completed a $200 million private placement of senior unsecured notes to finance the acquisition of the Tommy Bahama Group. The notes bear interest at 8.875%, have an eight-year life, and were sold at a discount of 0.713% to par, or $1.4 million, to yield an effective interest rate of 9.0%. The terms of the notes include certain limitations on additional indebtedness and certain other transactions. Additionally, we are subject to certain customary financial covenants. The net proceeds from the senior notes of $198.6 million were placed in escrow pending the closing of the acquisition. There was $7.1 million in debt issuance cost incurred in issuing the senior notes, which are being amortized over the life of the notes.

In June 2003, we acquired all of the outstanding capital stock of the Tommy Bahama Group for a purchase price consisting of $240 million in cash, $10 million worth of our Common Stock and up to $75 million in contingent payments subject to the Tommy Bahama Group achieving certain performance targets. The $75 million in contingent payments may include, at the option of the selling stockholders during the first two years, up to $12.5 million in our Common Stock valued at $12.88 per share (see Note "O" of "Notes to Consolidated Financial Statements").

In June 2003, we also entered into a $275 million senior secured revolving credit facility (senior revolver), which has a five-year term and bears interest, at our option, at rates determined from time to time based upon (1) the higher of the federal funds rate or the applicable prime rate plus a spread or (2) London Interbank Offered Rate ("LIBOR") plus a spread. Borrowings under the senior revolver are subject to a borrowing base calculation based on our accounts receivable, inventories and real property. There were $7.4 million in debt issuance costs incurred for the senior credit facility. We terminated our $65 million accounts receivable securitization program prior to entering into this credit facility.

For more information regarding the senior unsecured notes or senior revolver, please refer to the discussion regarding "Liquidity and Capital Resources."

In June 2003, in connection with the completion of the Tommy Bahama acquisition, the net proceeds from our $200 million senior notes offering were released from escrow. We used the net proceeds from our senior notes offering, together with limited borrowings under our senior revolver and cash on hand, to finance the cash portion of the purchase price of the acquisition.

The purchase price allocation, inclusive of the allocation of contingent consideration of $22.8 million in the fourth quarter of fiscal 2004, resulted in goodwill of $109.6 million and other intangible assets including trade names, license agreements, customer relationships and covenants not to compete. Intangible assets with indefinite lives include trademarks valued at $127.8 million and will not be amortized. Intangible assets with finite lives include license agreements, customer relationships and covenants not to compete. The license agreements, customer relationships and covenants not to compete are valued at $25.6 million and are being amortized using useful lives of 4 to 15 years, using methods which reflect the pattern in which the economic benefits of the assets are consumed or otherwise realized. Based on the purchase price allocation, $1.7 million was amortized for each quarter of this fiscal year, or $6.6 million for all of fiscal year 2004. Amortization expense is projected to be $5.6 million for fiscal year 2005, $4.2 million for fiscal year 2006, $3 million for fiscal year 2007, $2.2 million for fiscal year 2008 and $1 million for fiscal year 2009.

SEGMENT DEFINITION

During the second quarter of fiscal 2004, we reorganized the components of our business for purposes of allocating resources and assessing performance. As a result of this reorganization, the Oxford Shirt Group, Lanier Clothes and Oxford Slacks, which were previously reportable segments, were combined to become the Menswear Group. Prior year amounts were restated to conform to the current segment presentation. The Womenswear Group and the Tommy Bahama Group remain unchanged. The Menswear Group produces branded and private label dress shirts, sport shirts, dress slacks, casual slacks, suits, sportscoats, suit separates, walkshorts, golf apparel, jeans, swimwear, footwear and headwear. The Womenswear Group produces private label women's sportswear separates, coordinated sportswear, outerwear, dresses and swimwear. The Tommy Bahama Group produces lifestyle branded casual attire, operates retail stores and restaurants, and licenses its brands for accessories, footwear, furniture, and other products. Corporate and Other is a reconciling category for reporting purposes and includes our corporate offices, LIFO inventory accounting adjustments and other costs that are not allocated to the operating groups. LIFO inventory calculations are made on a legal entity basis, which do not correspond to our segment definitions. Therefore, LIFO inventory accounting adjustments are not allocated to the operating segments.

Segment results are as follows:

	Fiscal Year			Percent Change	
	2004	2003	2002	'03-'04	'02-'03
		($ in thousands)			
Net Sales					
Menswear Group	$ 448,800	$455,516	$423,133	(1.5)%	7.7%
Womenswear Group	297,865	308,762	253,723	(3.5)%	21.7%
Tommy Bahama Group	369,148	–	–	N/A	N/A
Corporate and Other	739	324	408	128.1%	(20.6)%
Total	$1,116,552	$764,602	$677,264	46.0%	12.9%

	Fiscal Year			Percent Change	
	2004	2003	2002	'03-'04	'02-'03
		($ in thousands)			
Operating Income					
Menswear Group	$ 41,915	$27,837	$16,042	50.6%	73.5%
Womenswear Group	11,583	17,321	9,538	(33.1)%	81.6%
Tommy Bahama Group	50,644	–	–	N/A	N/A
Corporate and Other	(17,129)	(9,809)	(8,061)	(74.6)%	(21.7)%
Total	$ 87,013	$35,349	$17,519	146.2%	101.8%

For further information regarding our segments, see Note "N" of "Notes to Consolidated Financial Statements".

FISCAL 2004 COMPARED TO FISCAL 2003

TOTAL COMPANY

Net sales increased 46.0% from $764.6 million in fiscal 2003 to $1,116.6 million in fiscal 2004. We generated a 23.5% increase in the average selling price per unit and a 15.2% increase in unit sales. The increase in the average selling price per unit was due to the higher average selling price per unit of Tommy Bahama merchandise. The increase in unit sales was almost entirely due to the acquisition of the Tommy Bahama Group. Our pre-acquisition business experienced a 3.5% decline in the average selling price per unit and an increase of 1.3% in unit sales.

Cost of goods sold for fiscal 2004 was $776.1 million or 69.5% of net sales, compared to $604.9 million or 79.1% of net sales in fiscal 2003. The relative decline in cost of goods sold was primarily due to the acquisition of the Tommy Bahama Group with its relatively lower cost of goods sold. Our gross margins may not be directly comparable to those of our competitors, as income statement classifications of certain expenses may vary by company.

Selling, general and administrative expenses ("SG&A") increased from $124.3 million or 16.3% of net sales in fiscal 2003 to $251.8 million or 22.6% of net sales in fiscal 2004. The increase in SG&A was primarily due to the acquisition of the Tommy Bahama Group with its relatively higher SG&A expense structure, partially offset by the decline in SG&A due to the wind-down of Izod Club Golf (see Note "H" of "Notes to Consolidated Financial Statements").

Amortization of intangible assets increased from $77 thousand in fiscal 2003 to $6.7 million in fiscal 2004. All of the increase in the amortization of intangible assets was due to the acquisition of the Tommy Bahama Group.

Royalties and other operating income are primarily licensing income from licensing the Tommy Bahama brand.

Interest expense increased from $1.9 million in fiscal 2003 to $23.9 million in fiscal 2004. The increase in interest expense was due to the interest on debt incurred to finance the acquisition of the Tommy Bahama Group and the amortization of deferred financing costs related to the acquisition.

The effective tax rate was approximately 37.1% in fiscal 2004 and 39.2% in fiscal 2003. Variations in the effective tax rate are primarily attributable to the acquisition of the Tommy Bahama Group and the relative distribution of pre-tax earnings among the various taxing jurisdictions in which we operate.

SEGMENT RESULTS

Menswear Group

The Menswear Group reported a 1.5% decline in net sales from $455.5 million in fiscal 2003 to $448.8 million in fiscal 2004. The decline resulted from a 5.0% decline in the average selling price per unit partially offset by a 3.7% increase in unit sales. An increase in unit sales to the mass merchant distribution channel was largely offset by a decline in sales to Sears and the wind-down of Izod Club Golf. The decline in shipments to Sears was due to initial shipments to stores in the prior year to establish base inventory levels of Lands' End merchandise. The decline in the average selling price per unit was due to product/customer mix. Increased sales to mass merchants, with a lower average selling price per unit, replaced sales to distribution channels with a higher average selling price per unit. Operating income increased from $27.8 million in the prior year to $41.9 million in the current year. The improvement in operating income was due to lower inventory markdowns, improved manufacturing capacity utilization and reduced SG&A. The reduction in SG&A was primarily due to the wind-down of Izod Club Golf.

Womenswear Group

The Womenswear Group reported a 3.5% decline in net sales from $308.8 million in fiscal 2003 to $297.9 million in fiscal 2004. The decline in net sales resulted from a 3.5% decline in the average selling price per unit on flat unit sales. Sales to Kmart in fiscal 2003 were approximately $8.6 million compared to none in fiscal 2004. Our sales to Wal-Mart also declined in fiscal 2004. We believe that growth in sales and profitability with Wal-Mart over the next few quarters will be difficult to achieve due to its increasing emphasis on direct sourcing and its planned reduction in its offering of women's apparel. These sales declines were partially offset by increased sales to other customers in the chain and mass merchant distribution channels. The decline in the average selling price per unit was primarily due to the product/customer mix within the mass merchant distribution channel. Operating income declined from $17.3 million in fiscal 2003 to $11.6 million in fiscal 2004. The impact of the decline in net sales on operating income was partially offset by improved manufacturing capacity utilization. SG&A was relatively unchanged.

Tommy Bahama Group

The Tommy Bahama Group reported net sales of $369.1 million for fiscal 2004. Operating results of Tommy Bahama have been included since the date of acquisition and represent the 50 weeks ending May 28, 2004. Sales were comprised of wholesale shipments to upscale department and specialty stores and retail sales through company-owned retail stores and retail/restaurant compounds. Licensing income product categories primarily include home furnishings, swimwear, shoes, neckwear and watches. At May 28, 2004, Tommy Bahama Group's operations include 42 retail stores (including four outlets and seven retail/restaurant compounds). The Tommy Bahama Group reported operating income of $50.6 million, which includes $6.6 million in amortization of intangible assets due to acquisition accounting rules.

Corporate and Other

The Corporate and Other operating loss increased $7.3 million from $9.8 million in fiscal 2003 to $17.1 million in fiscal 2004. The increase in the operating loss was due to increased LIFO inventory accounting charges of $5.9 million and increased employment costs of $1.8 million. The operating loss in fiscal 2003 included $1.1 million of acquisition due diligence costs. The due diligence costs relate to Tommy Bahama initial negotiations that had been discontinued at that time.

FISCAL 2003 COMPARED TO FISCAL 2002

TOTAL COMPANY

Net sales for fiscal 2003 were $764.6 million, an increase of 12.9% from net sales of $677.3 million in fiscal 2002. The increase was due to a 24.3% increase in the number of units shipped offset by a 9.1% decline in the average selling price per unit. The increase in unit sales extended to all operating segments and was primarily due to growth in mass merchant and chain store channels of distribution, and included the rollout of Lands' End apparel into selected Sears stores. The decline in the average selling price per unit was due to a shift in product mix towards a higher proportion of lower priced products as a result of the increase in shipments to the mass merchant distribution channel and continued year-to-year deflation in apparel prices.

Cost of goods sold for fiscal 2003 was $604.9 million, or 79.1% of net sales, compared to $544 million or 80.3% of net sales in fiscal 2002. The relative decline in cost of goods sold was due to the continuation of more cost-effective sourcing and improved manufacturing efficiencies. We were able to obtain product at a lower cost per unit while also satisfying quality standards and time constraints. Reductions in manufacturing capacity in Mexico and the Caribbean Basin and increased sales enabled us to more efficiently utilize our remaining capacity, which helped lower our manufacturing cost per unit.

SG&A increased $10.7 million or 9.4% from $113.6 million in fiscal 2002 to $124.3 million in fiscal 2003. As a percentage of net sales, SG&A declined from 16.8% in the prior year to 16.3% in the current year. SG&A, in fiscal 2003, included incentive compensation costs of $10.2 million compared to $2.2 million in the prior year, $2.6 million of costs to close the Izod Club Golf operations, which are detailed more fully in the Menswear Group segment discussion below, and $1.1 million of acquisition due diligence costs. The due diligence costs relate to earlier negotiations with the Tommy Bahama Group (which were discontinued at that time). Included in SG&A in fiscal 2002 were $2.4 million in losses from the sales of pre-petition Kmart receivables, approximately $1 million of financing costs reflected as SG&A expense for our accounts receivable securitization facility.

Amortization of intangible assets declined from $2.1 million in fiscal 2002 to $77,000 in fiscal 2003. Fiscal 2002 included a charge of approximately $2 million related to goodwill amortization. With the adoption of SFAS No. 142 "Goodwill and Other Intangible Assets" ("SFAS 142") in fiscal 2003, goodwill ceased to be amortized.

Interest expense increased from $0.2 million in fiscal 2002 to $1.9 million in fiscal 2003. In the prior year, approximately $1 million of financing costs for our trade receivable securitization facility was reflected as SG&A expense rather than interest expense. Fiscal 2003 interest expense includes acquisition interest expense of $1.8 million, of which $1 million related to a bridge financing commitment in connection with the acquisition of the Tommy Bahama Group. The bridge financing commitment was established to provide contingent financing in the event the placement of the senior notes was delayed. The bridge financing commitment was terminated upon successful completion of the senior notes offering. Costs incurred relating to this arrangement during the fourth quarter were reflected as additional interest expense.

The effective tax rate was approximately 39.2% for fiscal 2003 and 38.8% for fiscal 2002. Variations in the rate are primarily attributable to the relative distribution of pre-tax earnings among the various taxing jurisdictions in which we operate.

SEGMENT RESULTS

Menswear Group

The Menswear Group reported a net sales increase of 7.7% from $423.1 million in fiscal 2002 to $455.5 million in fiscal 2003. The increase resulted from a unit sales increase of 16.0% partially offset by a 7.2% decline in the average selling price per unit. The unit sales increase was primarily due to growth in the mass merchant and chain store channels of distribution and included the rollout of Lands' End apparel into selected Sears stores, partially offset by a decline in shipments of golf products. The decline in the average selling price per unit was primarily due to a shift in product mix towards a higher proportion of lower priced products as a result of the increase in shipments to the mass merchant distribution channel and continued year-to-year deflation in apparel prices. Operating income increased from $16 million in fiscal 2002 to $27.8 million in fiscal 2003. The improvement in operating income was due to the increased sales volume, increased manufacturing efficiency and lower markdowns.

During fiscal 2002, we closed the Izod Club Golf's European operation. Total costs incurred during the second quarter to close the European operation were approximately $1.3 million. Of the total costs incurred, approximately $0.8 million related to inventory markdowns and were recognized as additional cost of goods sold, and $0.5 million related primarily to severance costs and an increase in the allowance for doubtful accounts, which was recognized as additional SG&A. Substantially all of the costs were settled prior to year-end. Net sales for the European operation were $1.2 million in fiscal 2002 and $0.5 million in fiscal 2003.

During the year, we announced our decision to close our Izod Club Golf's United States operation in fiscal 2004 upon completion of shipping the fall 2003 season. Total costs incurred during the fourth quarter related to the closure were approximately $3 million. Of the total costs incurred, approximately $0.9 million related to additional inventory markdowns associated with the closure, approximately $1.7 million related to a license termination fee which will be paid in four equal quarterly installments during calendar 2004, with the remaining $0.4 million related to severance and other miscellaneous costs. The costs associated with the inventory markdowns were recognized as additional cost of goods sold while all other costs incurred were recognized as additional SG&A expense. At May 30, 2003, substantially all of the amounts related to the severance had been paid, while the remaining amounts related to inventory markdowns and the termination fee will be reduced as the related inventory is sold and license fees are paid during the 2004 and 2005 fiscal years. Net sales for the United States operation were $24.5 million in fiscal 2002 and $18.1 million in fiscal 2003.

Womenswear Group

The Womenswear Group reported a sales increase of 21.7% from $253.7 million in fiscal 2002 to $308.8 million in fiscal 2003. The increase in net sales was due to a 29.3% increase in unit sales volume, partially offset by a 7.1% decline in the average selling price per unit. The increase in unit volume came primarily in the mass merchant distribution channel. The decline in the average selling price per unit was partially due to product mix within the mass merchant distribution channel and partially due to the continued deflation in apparel prices. Operating income increased 81.6% from $9.5 million in fiscal 2002 to $17.3 million in fiscal 2003. The increase in operating income was primarily due to the increased sales volume and increased leveraging of SG&A.

Corporate and Other

The Corporate and Other decline in operating income was primarily due to higher accrued incentive compensation costs due to improved financial performance of $3.3 million and acquisition due diligence costs of $1.1 million partially offset by LIFO accounting adjustments of $0.3 million. The LIFO adjustment is net of a $0.5 million charge which related to the LIFO accounting treatment of inventory markdowns taken in excess of the inventory's LIFO cost associated with the decision to close our Izod Club Golf's United States operation. Total inventory markdowns in excess of LIFO costs were $1.4 million. In fiscal 2002, Corporate and Other included $1 million of financing costs under our accounts receivable securitization facility and a reclassification of bad debt expense resulting in an increase in bad debt expense under Corporate and Other of approximately $1.4 million.

LIQUIDITY AND CAPITAL RESOURCES

FINANCING ARRANGEMENTS

On May 16, 2003, we completed a $200 million private placement of senior unsecured notes to finance the acquisition of Tommy Bahama. The notes bear interest at 8.875%, have an 8-year life and were sold at a discount of 0.713%, or $1.4 million, to yield an effective interest rate of 9.0%. Interest is payable semi-annually with the principal amount due at maturity on June 1, 2011. The notes are guaranteed by all existing and future direct and indirect domestic wholly owned restricted subsidiaries of Oxford Industries, Inc. The senior notes indenture restricts our ability to incur additional indebtedness or liens, to enter into lease or hedging arrangements, to make investments and acquisitions, to sell assets, to pay dividends and to pay amounts due under the earnout agreement with the selling shareholders of the Tommy Bahama Group. The indenture also requires us to maintain a minimum consolidated fixed charge coverage ratio which is defined as the sum of consolidated net income, consolidated interest expense and non-cash charges to consolidated interest expense, calculated as applicable on a pro forma basis. We are in compliance with these covenants as of May 28, 2004.

On June 13, 2003, we entered into a $275 million senior secured revolving credit facility (senior revolver) with a syndicate of twelve financial institutions. The bank syndicate holds a security interest in substantially all of our United States assets. All domestic subsidiaries of the Company are a party to the credit agreement. The facility has a five-year term and bears interest, at our option, at rates determined from time to time based upon (1) the higher of the federal funds rate or the applicable prime rate plus a spread or (2) LIBOR plus a spread. Borrowing spreads and letter of credit fees are based upon a pricing grid which is tied to a fixed charge coverage ratio, defined as the ratio of earnings before interest, taxes, amortization and depreciation minus cash taxes and capital expenditures to the sum of scheduled principal payments, interest expense, cash earnout payments and cash dividends, calculated as applicable on a pro forma basis. The borrowing spread over the applicable prime rate can vary from 0.0% to 1.00% and the borrowing spread over LIBOR can vary from 1.25% to 2.50%. As of May 28, 2004, the interest rate on borrowings under the facility was 4.5% (based on prime of 4.0% plus a spread of 0.5%).

Borrowings under the senior revolver are subject to a borrowing base calculation based on our accounts receivable, inventories and real property and may be used for working capital, the issuance of letters of credit up to $175 million and general corporate purposes. The credit agreement restricts our ability to incur additional indebtedness or liens, to enter into lease or hedging arrangements, to make investments and acquisitions, to make capital expenditures, to sell assets, to pay dividends and to pay amounts due under the earnout agreement with the selling shareholders of the Tommy Bahama Group. The credit agreement also requires us to maintain a minimum ratio of earnings before interest, taxes, depreciation and amortization to total indebtedness, as well as a minimum fixed charge coverage ratio as described above. Failure to comply with the provisions of our credit agreement and indenture could result in an acceleration of the indebtedness and a demand for immediate repayment by our lenders. We are in compliance with these covenants as of May 28, 2004 (see next paragraph for amendment and restatement of senior facility). At May 28, 2004, gross collateral availability under the senior revolver totaled $245.5 million, against which approximately $99.5 million in letters of credit and no direct borrowings were outstanding.

In conjunction with our acquisition of Ben Sherman Limited on July 30, 2004, the senior revolver was amended and restated on July 28, 2004 and increased to $280 million with a syndicate of eight financial institutions. The maturity date was extended to July 28, 2009. Under the amended senior revolver, borrowing spreads and letter of credit fees are based upon a pricing grid, which is tied to a ratio of our total debt to our earnings before interest, taxes, depreciation and amortization (EBITDA), calculated as applicable on a pro forma basis. The credit agreement also requires us to maintain certain financial ratios including the ratio of total debt to

EBITDA, the ratio of senior debt to EBITDA, a fixed charge coverage ratio and an interest coverage ratio. Our borrowings under the amended senior revolver are no longer subject to a borrowing base calculation based on our accounts receivable, inventories and real property. A portion of the deferred financing fees will be written off in the first quarter of fiscal 2005 as a result of amending and restating the senior revolver.

On July 30, 2004, our Ben Sherman subsidiary entered into a £12 million senior secured revolving credit facility to provide for seasonal working capital requirements and general corporate purposes. The facility is secured by substantially all of the United Kingdom assets of Ben Sherman and bears interest at the lender's prime or base rate plus 1.20%. The facility is repayable on demand and requires the borrower to maintain certain financial ratios including a minimum interest coverage ratio, a minimum asset coverage ratio and a minimum level of earnings before interest, taxes and intangible asset amortization.

OPERATING ACTIVITIES

The cash flow from operating activities is primarily due to net earnings and changes in working capital. Changes in working capital are primarily monitored by analysis of the investment in accounts receivable and inventories and by the amount of accounts payable. During fiscal 2004, we generated cash from operating activities of $62.9 million primarily from net earnings and noncash charges and a slight decrease in working capital after giving effect to the acquisition of the Tommy Bahama Group. Working capital changes included decreased inventories, increased trade payables and increased accrued expenses offset by increased accounts receivable. The inventory decline occurred in our pre-acquisition businesses. Trade payables increased primarily due to extended payment terms on letter of credit purchasing commitments with suppliers for finished goods. The increase in accrued expenses was primarily due to accrued interest on the senior notes. The accounts receivable increase was due to the increase in sales in the fourth quarter.

In fiscal 2003, we generated cash from operating activities of $27.6 million, primarily from net earnings, increased trade payables and increased accrued expenses, offset by increased accounts receivable and inventories. The increase in trade payables was primarily due to the increase in inventories. The increase in accrued expenses was primarily due to increased incentive compensation costs. The accounts receivable increase was due to a slight increase in sales in the fourth quarter and a slight increase in day's sales outstanding over the prior year. The inventory increase was due to inventory required to support increased core replenishment programs.

INVESTING ACTIVITIES

During fiscal 2004, investing activities used $32.1 million in cash and principally represented the acquisition of the Tommy Bahama Group net of the reduction in restricted proceeds from the sale of the senior unsecured notes. Capital expenditures of $14.1 million were primarily related to new Tommy Bahama retail stores, computer equipment and software.

In fiscal 2003, investing activities used $206.1 million in cash. The increase in restricted cash in fiscal 2003 represents the net proceeds from the senior unsecured notes plus accrued interest contained in the escrow account for the acquisition of the Tommy Bahama Group. Capital expenditures were $2.1 million.

FINANCING ACTIVITIES

During fiscal 2004, financing activities used $7.4 million in cash. This represents the amount of payments for long-term debt, payments for debt issuance costs and payments for dividends partially offset by proceeds from the issuance of Common Stock upon the exercise of employee stock options.

In fiscal 2003, financing activities generated $185 million in cash. This represents the net proceeds from the sale of the senior unsecured notes partially offset by payments for long-term debt, debt issuance costs and dividends.

CRITICAL ACCOUNTING POLICIES

The discussion and analysis of our financial condition and results of operations are based upon our Consolidated Financial Statements, which have been prepared in accordance with accounting principles generally accepted in the U. S. The preparation of these financial statements requires us to make estimates and judgements that affect the reported amounts of assets, liabilities, revenues, and expenses and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, including those related to bad debts, inventories, intangible assets, income taxes, contingencies and litigation and certain other accrued expenses. We base our estimates on historical experience and on various other assumptions that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Financial Reporting Release No. 60, which was released by the Securities and Exchange Commission, requires all companies to include a discussion of critical accounting policies or methods used in the preparation of financial statements. The detailed Summary of Significant Accounting Policies is included in the "Notes to Consolidated Financial Statements" contained in this report. The following is a brief discussion of the more significant accounting policies and methods we use.

REVENUE RECOGNITION AND ACCOUNTS RECEIVABLE

We consider revenue realized or realizable and earned when the following criteria are met:

- persuasive evidence of an agreement exists,
- delivery has occurred,
- our price to the buyer is fixed and determinable, and
- collectibility is reasonably assured.

Sales are recorded net of discounts, as well as provisions for estimated returns and allowances. We estimate returns and allowances on an ongoing basis considering historical and current trends and projected seasonal results. We record these costs as a reduction to net revenue. Our historical estimates of these sales reductions have not differed materially from actual results. For accounts receivable, we estimate the net collectibility, considering both historical and anticipated trends of trade discounts and co-op advertising deductions taken by our customers, allowances we provide to our retail customers for a variety of reasons, and the possibility of non-collection due to the financial position of our customers. Credit losses are charged to SG&A.

INVENTORIES

For segment reporting, inventory is carried at the lower of FIFO cost or market. For wholesale inventory, we estimate the amount of goods that we will not be able to sell in the normal course of business and write down the value of these goods to the recovery value expected to be realized through off-price channels yielding a normal gross margin when shipped. For Tommy Bahama retail inventory, we provide an allowance for shrinkage and goods expected to be sold below cost. If we incorrectly anticipate these trends or unexpected events occur, the results of operations could be materially affected. For consolidated financial reporting, significant portions of our inventory are valued at the lower of LIFO cost or market. LIFO inventory calculations are made on a legal entity basis, which do not correspond to our segment definitions. Therefore, LIFO inventory accounting adjustments are not allocated to the operating segments. As part of our LIFO accounting, markdowns for inventory valued at LIFO cost are deferred until the period in which the goods are sold. However, in non-routine circumstances, such as discontinuance of a product line, markdowns below the allocated LIFO reserve are not deferred. Both the LIFO reserve and the markdown deferral are reflected in Corporate and Other.

GOODWILL

The evaluation of the recoverability of goodwill under SFAS 142 requires valuations of each applicable underlying business using fair value techniques and market comparables. These valuations can be significantly affected by estimates of future performance and discount rates over a relatively long period of time, market price valuation multiples and transactions in related markets. These estimates will likely change over time. Goodwill is required to be evaluated annually, or more frequently if events or changes in circumstances indicate that the carrying amount may exceed fair value. If this review indicates an impairment of goodwill balances, the amount of impairment will be recorded immediately and reported as a component of current operations. The business valuation reviews required by SFAS 142 were performed as of the end of the first quarter and indicated that no reduction of the carrying value of goodwill for our business units was required.

INTANGIBLE ASSETS OTHER THAN GOODWILL

Intangible assets with finite lives are amortized while intangible assets with indefinite useful lives are not amortized, but tested at least annually for impairment. The valuation of the recoverability of indefinite-lived intangibles can be significantly impacted by estimates of future cash flows and discount rates over a relatively long period of time, which will likely change over time. Intangible assets whose useful lives are finite are amortized over their useful lives using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise realized.

LEGAL AND TAX CONTINGENCIES

We are involved in tax and legal proceedings, claims and litigation arising in the ordinary course of business. We periodically assess our liabilities and contingencies in connection with these matters, based upon the latest information available. For those matters where it is probable that we have incurred a loss and the loss or range of loss can be reasonably estimated, we have recorded reserves in the Consolidated Financial Statements. In other instances, because of the uncertainties related to both the probable outcome and amount or range of loss, we are unable to make a reasonable estimate of a liability, if any. As additional information becomes available, we adjust our assessment and estimates of such liabilities accordingly.

COST OF GOODS SOLD

We include in cost of goods sold all manufacturing and sourcing costs and expenses incurred prior to receipt of finished goods at our distribution facilities. These costs principally include product cost, inbound freight charges, purchasing costs, internal transfer costs, as well as insurance, duty, brokers' fees and consolidators' fees. Our gross margins may not be directly comparable to those of our competitors, as income statement classifications of certain expenses may vary by company.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

We include in SG&A, costs incurred subsequent to the receipt of finished goods at our distribution facilities, such as the cost of warehousing, picking, packing, shipping and handling goods for delivery to customers. In addition, SG&A includes product design costs, selling costs, royalty costs, advertising, promoting and marketing expenses and general and administrative expenses.

DISTRIBUTION NETWORK COSTS, INCLUDING SHIPPING AND HANDLING

Distribution network costs, including shipping and handling, are included as a component of SG&A. Revenues received from customers for shipping and handling are included in net revenue.

ADVERTISING

All costs associated with advertising, promoting and marketing of our products are expensed during the periods when the activities take place. Costs associated with cooperative advertising programs under which we agree to share costs of customers' advertising and promotion expenditures are expensed when the related revenues are recognized. Advertising, promotion and marketing expenses are included in SG&A.

SEASONALITY

Although our various product lines are sold on a year-round basis, the demand for specific products or styles may be highly seasonal. For example, the demand for golf and Tommy Bahama products is higher in the spring and summer seasons. Products are sold prior to each of our retail selling seasons, including spring, summer, fall and holiday. As the timing of product shipments and other events affecting the retail business may vary, results for any particular quarter may not be indicative of results for the full year. The percentage of net sales distribution by quarter for fiscal 2004 was 22%, 23%, 25% and 30%, and the net earnings by quarter for fiscal 2004 were 17%, 17%, 24% and 42%.

NEW ACCOUNTING STATEMENTS

Variable Interest Entities: In December 2002, the FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"). FIN 46 requires that a variable interest entity be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. We determined that we had no interests in variable interest entities. Accordingly, the adoption of FIN 46 did not have a material impact on our financial position, results of operations or liquidity.

SUBSEQUENT EVENTS

On July 30, 2004, we acquired Ben Sherman Limited, which we will operate as part of our Menswear Group. Ben Sherman is a London-based designer, distributor and marketer of branded sportswear, accessories, and footwear. The purchase price for Ben Sherman was £80 million, or approximately $145 million, plus associated expenses. The acquisition was financed with cash on hand and borrowings under our new revolving credit facility.

In conjunction with the acquisition of Ben Sherman, our senior revolver was amended and restated on July 28, 2004 and increased to $280 million with a syndicate of eight financial institutions. The maturity date was extended to July 28, 2009.

On July 30, 2004, our Ben Sherman subsidiary entered into a £12 million senior secured revolving credit facility to provide for seasonal working capital requirements and general corporate purposes.

FUTURE LIQUIDITY AND CAPITAL RESOURCES

Cash flow from operations is our primary source of liquidity. Our projected capital expenditures for fiscal 2005 are approximately $21 million. We anticipate that cash flows from operations supplemented with our amended and restated senior secured credit facility will be sufficient to fund our future liquidity requirements for fiscal 2005.

The following table summarizes our contractual cash obligations, as of May 28, 2004, by future period (see Notes "G," "H," and "O" of "Notes to Consolidated Financial Statements"):

	Payments due by Period				
	Less than 1 year	*1-3 years*	*3-5 years*	*After 5 years*	*Total*
			($ in thousands)		
Contractual Obligations					
Capital leases	$ 98	$ 48	$ 6	$ –	$ 152
Long-term debt	–	–	–	198,760	198,760
Operating leases	17,370	33,093	31,638	54,084	136,185
Minimum royalty	7,424	7,061	–	–	14,485
Letters of credit	99,450	–	–	–	99,450
Contingent purchase price	4,898	25,000	37,500	–	67,398
Total	$129,240	$65,202	$69,144	$252,844	$516,430

We have no off-balance sheet arrangements.

FORWARD OUTLOOK

We anticipate fiscal 2005 sales in the range of $1.285 billion to $1.325 billion and earnings per diluted share in the range of $2.70 to $2.85. For the first quarter, we anticipate sales in the range of $275 million to $285 million and earnings per diluted share in the range of $0.37 to $0.39. For the second quarter, we anticipate sales in the range of $305 million to $315 million and earnings per diluted share in the range of $0.48 to $0.52. For the second half, we anticipate sales in the range of $705 million to $725 million and diluted earnings per common share of between $1.85 to $1.95.

MARKET RISK SENSITIVITY

INTEREST RATE RISK

Interest rate risk is managed through the maintenance of a portfolio of variable and fixed rate debt composed of short and long-term instruments. The objective is to maintain a cost-effective mix that management deems appropriate. We do not engage in hedging activities with respect to such risk.

We finance our capital needs through available cash, operating cash flow, letters of credit and bank revolving credit facilities.

At May 28, 2004, we had no variable rate debt. Our average variable rate borrowings for the twelve months ending May 28, 2004 were $10 million, with an average interest rate of 3.8 %. If the twelve-month average interest rate increased by 10%, our interest expense would have changed by $38,000.

TRADE POLICY RISK

Under the terms of bilateral agreements between most of the major apparel exporting countries and the United States, the importation of most categories of our products is subject to quotas limiting the quantity of such products that may be imported into the United States. Utilization of these quotas is typically controlled at origin by an export license or visa system administered by the exporting country and is monitored and enforced by United States Customs and Border Protection at the time of importation. Since we own or directly control only a small portion of the quota we need, we rely on our suppliers and vendors to secure the visas or licenses required to ship our products. If our suppliers and vendors fail to secure the necessary visas or licenses as agreed with us, our supply chain could be disrupted.

If an exporting country fails to properly administer its quota and issues visas or export licenses in excess of the quantity permitted under the terms of its bilateral agreement with the United States, the goods covered by such export license or visa could be denied entry into the United States. Such a denial could disrupt our supply chain.

Since the quotas under the bilateral agreements described above are country-specific, the United States has established detailed country of origin criteria that a product must meet to be eligible to use a particular country's quota. If we, or our vendors or suppliers fail to comply with these country of origin requirements or fail to be able to document our compliance with such requirements, our products may be denied entry into the United States. Such a denial could disrupt our supply chain.

The 1994 Agreement on Textiles and Clothing among World Trade Organization ("WTO") countries mandates the elimination of textile and apparel product quotas for WTO countries, including the United States, on January 1, 2005. As a result, there will be changes in the international textile and apparel trade, which may significantly impact our sourcing patterns, could disrupt our supply chain and could put us at a disadvantage to our competitors.

Some of the impact of quota elimination may begin in the latter part of calendar 2004. Historically, exporting countries have been permitted under the terms of their bilateral agreements with the United States to borrow a limited amount of quota from the following year. Since there will be no quota in 2005, none is available for this type of borrowing in 2004. The unavailability of this type of quota borrowing could lead to quota shortages in the latter part of calendar 2004, which could cause disruption in our supply chain.

In addition, notwithstanding quota elimination, under the terms of China's WTO accession agreement, the United States and other WTO members may re-impose quotas on specific categories of products in the event it is determined that imports from China have surged and are threatening to create a market disruption for such categories of products (so called "safeguard quota"). China is a major source of production for us, and the re-imposition of safeguard quotas on China following the elimination of the existing quota regime on January 1, 2005 could cause disruption in our supply chain.

Furthermore, under long-standing statutory authority applicable to imported goods in general, the United States may unilaterally impose additional duties: (i) when imported merchandise is sold at less than fair value and causes material injury, or threatens to cause material injury, to the domestic industry producing a comparable product (generally known as "anti-dumping" duties); or (ii) when foreign producers receive certain types of governmental subsidies, and when the importation of their subsidized goods causes material injury, or threatens to cause material injury, to the domestic industry producing a comparable product (generally known as "countervailing" duties). The imposition of anti-dumping or countervailing duties on products we import would increase the cost of those products to us. We may not be able to pass any such cost increase on to our customers.

There are numerous free trade agreements pending, including the United States-Central American Free Trade Agreement that, if adopted, could put us as a disadvantage to some of our competitors.

FOREIGN CURRENCY RISK

We receive United States dollars for substantially all of our product sales. Substantially all inventory purchases from contract manufacturers throughout the world are also denominated in United States dollars; however, purchase prices for our products may be impacted by fluctuations in the exchange rate between the United States dollar and the local currencies of the contract manufacturers, which may have the effect of increasing our cost of goods sold in the future. During the last three fiscal years, exchange rate fluctuations have not had a material impact on our inventory costs; however, due to the number of currencies involved and the fact that not all foreign currencies react in the same manner against the United States dollar, we cannot quantify in any meaningful way the potential effect of such fluctuations on future income.

We did not engage in hedging activities in fiscal 2004, 2003 or 2002 with respect to such exchange rate risk. These foreign currency risks are similar to those experienced by our competitors.

In connection with the acquisition of Ben Sherman, we entered into foreign exchange forward contracts to fix the currency exchange rate between the dollar and the pound sterling from the agreement date until the closing and funding of the acquisition. The contracts totaled £76 million at an average exchange rate of $1.8118 per £1.00.

COMMODITY PRICE RISK

We are subject to commodity price risk arising from price fluctuations in the market prices of sourced garments or the various raw materials components of our manufactured products. We are subject to commodity price risk to the extent that any fluctuations in the market prices of our purchased garments and raw materials are not reflected by adjustments in selling prices of our products or if such adjustments significantly trail changes in these costs. We neither enter into significant long-term sales contracts nor significant long-term purchase contracts. We do not engage in hedging activities with respect to such risk.

INFLATION RISK

While the consumer price index has consistently indicated deflation in apparel prices from May 1998 through May 2003, this trend appears to be moderating within the last few months. While this deflationary trend has not affected the Tommy Bahama products, it has impacted our other businesses as evidenced by the declining average selling price per unit. Inflation/deflation risks are managed by each business unit through selective price increases when possible, productivity improvements and cost containment initiatives.

UNITED STATES SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are indicated by words or phrases such as "anticipate," "estimate," "project," "expect," "believe" and similar words or phrases. Such statements are based on our current expectations and are subject to certain risks and uncertainties. Such statements include, but are not limited to, statements about our expected business outlook, anticipated financial and operating results, the anticipated benefits of the Tommy Bahama Group acquisition, growth of particular product lines, strategies, contingencies, financing plans, working capital needs, sources of liquidity, estimated amounts and timing of capital expenditures and other expenditures, are based on current management expectations that involve certain risks which if realized, in whole or in part, could have a material adverse effect on Oxford's business, financial condition and results of operations, including, without limitation:

- general economic cycles,
- competitive conditions in our industry,
- price deflation in the worldwide apparel industry,
- our ability to identify and respond to rapidly changing fashion trends and to offer innovative and upgraded products,
- the price and availability of raw materials,
- our dependence on and relationships with key customers,
- the ability of our third party producers to deliver quality products in a timely manner,
- potential disruptions in the operation of our distribution facilities,
- economic and political conditions in the foreign countries in which we operate or source our products,
- risk associated with changes in global currency exchange rates,
- regulatory risks associated with importing products,
- the impact of labor disputes and wars or acts of terrorism on our business,
- increased competition from direct sourcing,
- our ability to maintain our licenses,
- our ability to protect our intellectual property and prevent our trademarks, service marks and goodwill from being harmed by competitors' products,
- our reliance on key management,
- our inability to retain current pricing on our products due to competitive or other factors,
- the impact of reduced travel to resort locations on our sales,
- risks related to our operation of restaurants under the Tommy Bahama name,
- the integration of Ben Sherman into our company,
- the expansion of our business through the acquisition of new businesses,
- our ability to successfully implement our growth plans for acquired businesses,
- our ability to open new retail stores,
- unforeseen liabilities associated with the acquisition of acquired businesses, and
- the factors discussed in Exhibit 99.1 to the Company's Form 8-K, filed July 16, 2003, under the heading "Risk Factors."

Other risks or uncertainties may be detailed from time to time in our future SEC filings. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or projected. We disclaim any intention, obligation or duty to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

ADDITIONAL INFORMATION

For additional information concerning our operations, cash flows, liquidity and capital resources, this analysis should be read in conjunction with the "Consolidated Financial Statements" and the "Notes to Consolidated Financial Statements" contained in this report.

CONSOLIDATED BALANCE SHEETS

Oxford Industries, Inc. and Subsidiaries

	Year Ended	
	May 28, 2004	*May 30, 2003*
	($ in thousands, except per share amounts)	
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 47,569	$ 24,091
Receivables, less allowance for doubtful accounts of $3,448 in 2004 and $3,505 in 2003	176,367	110,304
Inventories	116,410	104,334
Prepaid expenses	16,475	12,631
Total current assets	356,821	251,360
Property, plant and equipment, net	51,826	21,971
Restricted cash in escrow	–	204,986
Goodwill	115,426	5,839
Intangibles, net	147,333	682
Other assets, net	23,411	9,408
Deferred income taxes	–	119
Total Assets	$694,817	$494,365
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities:		
Trade accounts payable	$100,813	$ 59,031
Accrued compensation	33,113	23,556
Additional acquisition cost payable	22,779	–
Other accrued expenses	30,440	15,063
Dividends payable	1,946	1,579
Income taxes payable	4,294	2,551
Current maturities of long-term debt	98	134
Total current liabilities	193,483	101,914
Notes payable	198,760	198,581
Other long-term debt, less current maturities	54	5
Noncurrent liabilities	11,124	4,500
Deferred income taxes	52,419	–
Commitments and contingencies (Note H)		
Shareholders' Equity:		
Preferred stock*	–	–
Common stock**	16,215	15,044
Additional paid-in capital	23,673	7,237
Retained earnings	199,089	167,084
Total Shareholders' Equity	238,977	189,365
Total Liabilities and Shareholders' Equity	$694,817	$494,365

* Par Value of $1 per share; authorized 30,000,000 preferred shares; none outstanding.

** Par value of $1 per share; authorized 60,000,000 common shares; issued and outstanding 16,215,358 in 2004 and 15,043,498 in 2003.

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF EARNINGS

OXFORD INDUSTRIES, INC. AND SUBSIDIARIES

	Year Ended		
	May 28, 2004	*May 30, 2003*	*May 31, 2002*
	($ in thousands, except per share amounts)		
Net sales	$1,116,552	$764,602	$677,264
Cost of goods sold	776,108	604,891	544,016
Gross profit	340,444	159,711	133,248
Selling, general and administrative	251,836	124,285	113,630
Amortization of intangibles	6,709	77	2,099
	258,545	124,362	115,729
Royalties and other operating income	5,114	–	–
Operating income	87,013	35,349	17,519
Interest expense, net	23,913	1,935	243
Earnings before income taxes	63,100	33,414	17,276
Income taxes	23,384	13,087	6,704
Net earnings	$ 39,716	$ 20,327	$ 10,572
Basic earnings per common share	$ 2.47	$ 1.35	$ 0.71
Diluted earnings per common share	$ 2.38	$ 1.34	$ 0.70
Basic weighted average shares outstanding	16,099,851	15,034,720	14,987,356
Diluted weighted average shares outstanding	16,698,744	15,143,290	15,098,554
Dividends per share	$ 0.45	$ 0.42	$ 0.42

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

OXFORD INDUSTRIES, INC. AND SUBSIDIARIES

	Common Stock	*Additional Paid-In Capital*	*Retained Earnings*	*Total*
		($ in thousands, except per share amounts)		
Balance, June 1, 2001	$ 14,812	$ 4,335	$149,793	$168,940
Net earnings	–	–	10,572	10,572
Exercise of stock options, net	218	2,765	(990)	1,993
Cash dividends, $0.42 per share	–	–	(6,304)	(6,304)
Balance, May 31, 2002	$ 15,030	$ 7,100	$153,071	$175,201
Net earnings	–	–	20,327	20,327
Exercise of stock options, net	14	137	–	151
Cash dividends, $0.42 per share	–	–	(6,314)	(6,314)
Balance, May 30, 2003	$ 15,044	$ 7,237	$167,084	$189,365
Net earnings	–	–	39,716	39,716
Exercise of stock options, net	395	7,212	(426)	7,181
Shares issued for acquisition	776	9,224	–	10,000
Cash dividends, $0.45 per share	–	–	(7,285)	(7,285)
Balance, May 28, 2004	$ 16,215	$23,673	$199,089	$238,977

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

OXFORD INDUSTRIES, INC. AND SUBSIDIARIES

	Year Ended		
	May 28, 2004	May 30, 2003	May 31, 2002
		($ in thousands)	
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net earnings	$ 39,716	$ 20,327	$ 10,572
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation	11,702	5,860	6,789
Amortization of intangible assets	6,709	77	2,099
Amortization of deferred financing costs and bond discount	2,654	50	–
Loss (gain) on sale of property, plant and equipment	(637)	462	(31)
Equity income	(321)	–	–
Deferred income taxes	(2,379)	(2,371)	2,844
Changes in working capital:			
Receivables	(36,354)	(7,106)	(52,499)
Inventories	15,992	(19,793)	62,829
Prepaid expenses	1,973	(1,143)	(673)
Trade accounts payable	18,228	15,711	(11,467)
Accrued expenses and other current liabilities	4,411	13,617	(4,867)
Income taxes payable	879	2,551	(2,924)
Other noncurrent assets	(5,171)	(649)	(285)
Other noncurrent liabilities	5,500	–	–
Net cash provided by operating activities	62,902	27,593	12,387
CASH FLOWS FROM INVESTING ACTIVITIES:			
Acquisition - net of cash acquired	(222,737)	–	–
Decrease (increase) in restricted cash in escrow	204,986	(204,986)	–
Investment in deferred compensation plan	(1,842)	–	–
Purchases of property, plant and equipment	(14,143)	(2,051)	(1,528)
Proceeds from sale of property, plant and equipment	1,675	947	1,097
Net cash used in investing activities	(32,061)	(206,090)	(431)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Long-term debt repayments	(210)	(255)	(268)
Proceeds from issuance of notes	–	198,581	–
Note issue costs	(7,416)	(7,167)	–
Proceeds from issuance of Common Stock	7,181	151	1,993
Dividends on Common Stock	(6,918)	(6,313)	(6,275)
Net cash (used in) provided by financing activities	(7,363)	184,997	(4,550)
Net change in cash and cash equivalents	23,478	6,500	7,406
Cash and cash equivalents at the beginning of year	24,091	17,591	10,185
Cash and cash equivalents at the end of year	$ 47,569	$ 24,091	$ 17,591

The accompanying notes are an integral part of these consolidated financial statements.

Supplemental schedule of noncash investing and financing activities:

At May 28, 2004, we accrued $22,779 of additional acquisition cost (see Note "O").

Supplemental disclosure of Cash Flow Information

Cash paid for:			
Interest, net	$ 13,124	$ 1,457	$ 103
Income taxes	$ 22,461	$ 12,353	$ 5,716

Note A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

1. Principal Business Activity

We are a producer and wholesaler of branded and private label apparel for men, women and children and operator of apparel stores and restaurants. We provide retailers and consumers with a wide variety of apparel and related products and services to suit their individual needs.

2. Principles of Consolidation

Our consolidated financial statements include the accounts of Oxford Industries, Inc. and its wholly owned domestic and foreign subsidiaries. All significant intercompany accounts and transactions are eliminated in consolidation. The equity method of accounting is used for investments in companies where we have a 20% to 50% ownership interest. We do not exercise control over the investees, nor does the Company have substantive participating rights. Accordingly, the investees are not variable interest entities and these investments are accounted for under the equity method of accounting.

3. Fiscal Period

Our fiscal year ends on the Friday nearest May 31. The fiscal year includes operations for a 52-week period in fiscal 2004, 2003 and 2002.

4. Revenue Recognition and Accounts Receivable

We consider revenue realized or realizable and earned when the following criteria are met:

- persuasive evidence of an agreement exists,
- delivery has occurred,
- our price to the buyer is fixed and determinable, and
- collectibility is reasonably assured.

Sales are recorded net of discounts, and provisions for estimated returns and allowances. We estimate returns and allowances on an ongoing basis considering historical and current trends and projected seasonal results. We record these amounts as a reduction to net revenue. Our historical estimates of these sales reductions have not differed materially from actual results. For accounts receivable, we estimate the net collectibility considering both historical and anticipated trends of trade discounts and co-op advertising deductions taken by our customers, allowances we provide to our retail customers for a variety of reasons, historical write-offs and the possibility of non-collection due to the financial condition of our customers. Any trade accounts receivable that are not collectible are written off to selling, general and administrative expenses.

5. Cash and Cash Equivalents

We consider cash equivalents to be short-term investments with original maturities of three months or less.

6. Inventories

For segment reporting, inventory is carried at the lower of FIFO cost or market. For wholesale inventory, we estimate the amount of goods that we will not be able to sell in the normal course of business and write down the value of these goods to the recovery value expected to be realized through off-price channels yielding a normal gross margin when shipped. For Tommy Bahama retail inventory, we provide an allowance for shrinkage and goods expected to be sold below cost. If we incorrectly anticipate these trends or unexpected events occur, the results of operations could be materially affected. For consolidated financial reporting, significant portions of our inventories are valued at the lower of LIFO cost or market. LIFO inventory calculations are made on a legal entity basis which do not correspond to our segment definitions. Therefore, LIFO inventory accounting adjustments are not allocated to the operating segments. As part of our LIFO accounting, markdowns for inventory valued at LIFO cost are deferred until the period in which the goods are sold. However, in non routine circumstances, such as discontinuance of a product line, markdowns below the allocated LIFO reserve are not deferred. Both the LIFO reserve and the markdown deferral are reflected in Corporate and Other.

7. Property, Plant and Equipment, net

Property, plant and equipment are carried at cost less accumulated depreciation. Depreciation is calculated using both straight-line (primarily buildings) and accelerated methods over the estimated useful lives of the assets as follows:

Buildings and improvements	7 - 40 years
Machinery and equipment	3 - 15 years
Fixtures and equipment	3 - 10 years
Software	3 - 4 years
Autos and trucks	2 - 6 years
Leasehold improvements	Lesser of remaining life of the asset or lease term

Property, plant and equipment are reviewed periodically for impairment if events or changes in circumstances indicate that the carrying amount may not be recoverable. If expected future undiscounted cash flows from operations are less than their carrying amounts, an asset is determined to be impaired and a loss is recorded for the amount by which the carrying value of the asset exceeds its fair value.

8. Income Taxes

We recognize deferred tax liabilities and assets based on the difference between financial and tax bases of assets and liabilities using enacted tax rates expected to apply to taxable income in the period in which such amounts are expected to be realized or settled. Our policy is to recognize net deferred tax assets, whose realization is dependent on taxable earnings in future years, when a greater than 50 percent probability exists that the tax benefits will actually be realized sometime in the future.

9. Financial Instruments

Our financial instruments consist primarily of cash and cash equivalents, accounts receivable, accounts payable and notes payable. Given their short-term nature, the fair values of financial instruments other than notes payable closely approximate their carrying values. The fair value of our notes payable was approximately $211 million at May 28, 2004, based on then-current market rates.

10. Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires us to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

11. Foreign Currency Translation

Our functional currency for our owned foreign manufacturing facilities is the United States dollar. We remeasure those assets and liabilities denominated in foreign currencies using exchange rates in effect on the balance sheet date. Fixed assets and the related depreciation or amortization charges are recorded at the exchange rates in effect on the date we acquired the assets. Revenues and expenses denominated in foreign currencies are remeasured using average exchange rates for all periods presented. We recognize the resulting foreign exchange gains and losses as a component of cost of goods sold in the consolidated statements of earnings. These gains and losses are immaterial for all periods presented.

12. Advertising

All costs associated with advertising, promoting and marketing of our products are expensed during the periods when the activities take place. Costs associated with cooperative advertising programs under which we agree to share costs of customers' advertising and promotion expenditures are expensed when the related revenues are recognized. Advertising, promotion and marketing expenses are included in selling, general and administrative expenses. The total advertising costs in fiscal 2004, 2003 and 2002 were $15.4 million, $8.2 million and $8.6 million, respectively.

13. Stock-Based Compensation

As permitted by Statement of Financial Accounting Standards ("SFAS") No. 123 "Accounting for Stock-Based

Compensation," we account for employee stock compensation plans using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("Opinion 25").

Under Opinion 25, no compensation expense is recognized because the exercise price of our employee stock options equals the market price of the underlying stock on the date of the grant.

The effect of applying the fair value method of SFAS 123 to our stock option plans does not result in net earnings and net earnings per share that are materially different from the amounts reported in our consolidated financial statements as demonstrated below (amounts in thousands except per share data):

	Year Ended		
	2004	*2003*	*2002*
Net earnings as reported	$39,716	$20,327	$10,572
Deduct:			
Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(664)	(386)	(324)
Pro forma net earnings	$39,052	$19,941	$10,248
Basic earnings per common share as reported	$ 2.47	$ 1.35	$ 0.71
Pro forma basic earnings per common share	$ 2.43	$ 1.33	$ 0.69
Diluted earnings per common share as reported	$ 2.38	$ 1.34	$ 0.70
Pro forma diluted earnings per common share	$ 2.34	$ 1.32	$ 0.68

14. UNAMORTIZED DEBT ISSUANCE COSTS

Unamortized debt issuance costs related to our long-term debt are amortized on a straight-line method, which approximates an effective interest method over the life of the related debt. Amortization expense totaled $2.5 million and $50,000 in fiscal years 2004 and 2003, respectively, and is included in interest expense in the accompanying consolidated statements of earnings.

15. CHANGE IN ACCOUNTING PRINCIPLE

In 2002, we changed our method of calculating LIFO inventories by reducing the overall number of inventory pools from five to three. We made the change to better match costs with revenues and to provide for a LIFO adjustment more representative of our actual inflation on our inventories. The effect of the change on the results of operations for 2002 was to reduce net earnings by $3 million or $.20 per share diluted.

16. GOODWILL

The evaluation of the recoverability of goodwill under SFAS 142 requires valuations of each applicable underlying business using fair value techniques and market comparables. These valuations can be significantly affected by estimates of future performance and discount rates over a relatively long period of time, market price valuation multiples and transactions in related markets. These estimates will likely change over time. Goodwill is required to be evaluated annually, or more frequently if events or changes in circumstances indicate that the carrying amount may exceed fair value. If this review indicates an impairment of goodwill balances, the amount of impairment will be recorded immediately and reported as a component of current operations. The business valuation reviews required by SFAS 142 were performed as of the end of the first quarter and indicated that no reduction of the carrying value of goodwill for our business units was required.

17. INTANGIBLE ASSETS OTHER THAN GOODWILL

Intangible assets with finite lives are amortized while intangible assets with indefinite useful lives are not amortized, but tested at least annually for impairment. The valuation of the recoverability of indefinite-lived intangibles can be significantly impacted by estimates of future cash flows and discount rates over a relatively long period of time, which will likely change over time. Intangible assets whose useful lives are finite are amortized over their estimated useful lives using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise realized.

18. Legal and Tax Contingencies

We are involved in tax and legal proceedings, claims and litigation arising in the ordinary course of business. We periodically assess our liabilities and contingencies in connection with these matters, based upon the latest information available. For those matters where it is probable that we have incurred a loss and the loss or range of loss can be reasonably estimated, we have recorded reserves in the consolidated financial statements. In other instances, because of the uncertainties related to both the probable outcome and amount or range of loss, we are unable to make a reasonable estimate of a liability, if any. As additional information becomes available, we adjust our assessment and estimates of such liabilities accordingly.

19. Seasonality

Although our various product lines are sold on a year-round basis, the demand for specific products or styles may be highly seasonal. For example, the demand for golf and Tommy Bahama products is higher in the spring and summer seasons. Products are sold prior to each of our retail selling seasons, including spring, summer, fall and holiday. As the timing of product shipments and other events affecting the retail business may vary, results for any particular quarter may not be indicative of results for the full year. The percentage of net sales distribution by quarter for fiscal 2004 were 22%, 23%, 25% and 30%, and the net earnings by quarter for fiscal 2004 were 17%, 17%, 24% and 42%.

20. Cost of Goods Sold

We include in cost of goods sold all manufacturing and sourcing costs and expenses incurred prior to receipt of finished goods at our distribution facilities. These costs principally include product cost, inbound freight charges, purchasing costs, internal transfer costs, as well as insurance, duty, brokers' fees and consolidators' fees. Our gross margins may not be directly comparable to those of our competitors, as income statement classifications of certain expenses may vary by company.

21. Selling, General and Administrative Expenses

We include in selling, general and administrative expenses, costs incurred subsequent to the receipt of finished goods at our distribution facilities, such as the cost of inspection, stocking, warehousing, picking and packing, shipping and handling goods for delivery to customers. In addition, selling, general and administrative expenses include product design costs, selling costs, royalty costs, advertising, promotion and marketing expenses and general and administrative expenses.

22. Distribution Network Costs, Including Shipping and Handling

Distribution network costs, including shipping and handling, are included as a component of selling, general and administrative expenses. Revenues received from customers for shipping and handling are included in net revenue. In fiscal 2004, 2003 and 2002, distribution network costs, including shipping and handling, were $23.5 million, $16.6 million and $15.4 million, respectively.

23. New Accounting Standards

During fiscal 2004, we adopted Financial Accounting Standards Board Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"). FIN 46 requires that a variable interest entity be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. We determined that we had no interests in variable interest entities. Accordingly, the adoption of FIN 46 did not have a material impact on our financial position, results of operations or liquidity.

NOTE B.
SALE OF ACCOUNTS RECEIVABLE:

During our fiscal 2003, we had a $65 million asset-backed revolving securitization facility ("securitization facility") under which we sold a defined pool of our accounts receivable to a wholly-owned special purpose subsidiary. The securitization facility was accounted for as secured borrowing. We had no borrowings under the securitization facility on May 30, 2003. We terminated the accounts receivable securitization facility in June 2003, in connection with a new senior revolving credit facility established to finance the acquisition of the Tommy Bahama Group (See Note "O").

NOTE C.
INVENTORIES:

The components of inventories are summarized as follows:

	May 28, 2004	*May 30, 2003*
	($ in thousands)	
Finished goods	$ 85,492	$ 64,695
Work in process	9,925	11,981
Fabric, trim and supplies	20,993	27,658
	$116,410	$104,334

The excess of replacement cost over the carrying value of inventories based upon the LIFO method was $35.5 million at May 28, 2004 and $34.9 million at May 30, 2003. At May 28, 2004 and May 30, 2003, 85% and 97%, respectively, of our inventories were valued under the LIFO method.

During fiscal 2004 and 2003, inventory quantities were reduced in certain pools, which resulted in a liquidation of LIFO inventory layers carried at lower costs which prevailed in prior years. The effect of the liquidation in fiscal 2004 was to decrease cost of goods sold by approximately $98,000 and to increase net earnings by $62,000. The effect of the liquidation in fiscal 2003 was to decrease cost of goods sold by approximately $69,000 and to increase net earnings by $42,000.

NOTE D.
PROPERTY, PLANT AND EQUIPMENT, NET:

Property, plant and equipment, carried at cost, are summarized as follows:

	May 28, 2004	*May 30, 2003*
	($ in thousands)	
Land	$ 2,075	$ 2,253
Buildings	28,980	31,285
Machinery and equipment	71,010	60,890
Leasehold improvements	26,719	4,974
	128,784	99,402
Less accumulated depreciation and amortization	(76,958)	(77,431)
	$ 51,826	$ 21,971

Machinery and equipment includes machinery, office fixtures, equipment, software, autos and trucks.

Depreciation expense in fiscal 2004, 2003 and 2002 was $11.7 million, $5.9 million and $6.8 million, respectively.

NOTE E.
RESTRICTED CASH:

As of May 30, 2003, we had $205 million in restricted cash, which was held in escrow. The cash was primarily received from our senior note offering completed on May 16, 2003 (See Note "G"). The proceeds from our senior note offering were restricted and could only be used to complete the acquisition of the Tommy Bahama Group, which was completed on June 13, 2003 (See Note "O").

NOTE F.
GOODWILL AND INTANGIBLES:

On June 1, 2002, we adopted SFAS 142. This statement requires that goodwill, including previously existing goodwill and intangible assets with indefinite useful lives, not be amortized, but instead tested for impairment at adoption and at least annually thereafter. We performed our initial test upon adoption and have performed our annual impairment review in subsequent years as of the end of our first quarter.

The fair value of our goodwill is determined using a discounted cash flow methodology. Goodwill in the accompanying balance sheet is net of accumulated amortization of $7.9 million.

Had we adopted SFAS 142 as of June 3, 2000, the effects on income would have been as follows.

	May 28, 2004	May 30, 2003	May 31, 2002
	($ in thousands, except per share amounts)		
Net earnings (as reported)	$39,716	$20,327	$10,572
Effect of ceasing goodwill amortization	–	–	1,237
Pro forma net earnings	$39,716	$20,327	$11,809
Pro forma basic net earnings per share	$ 2.47	$ 1.35	$ 0.79
Pro forma diluted net earnings per share	$ 2.38	$ 1.34	$ 0.78

Intangible assets by category are summarized below:

Intangibles	Intangibles, at Cost	Accumulated Amortization	Intangibles, Net
	($ in thousands)		
Trademarks	$128,233	$ 77	$128,156
Licensee agreements	8,649	2,573	6,076
Customer relationships	16,700	3,944	12,756
Covenant not to compete	460	115	345
	$154,042	$6,709	$147,333

Amortization expense was $6.7 million in fiscal 2004. Amortization expense is projected to be $5.6 million for fiscal year 2005, $4.2 million for fiscal year 2006, $3 million for fiscal year 2007, $2.2 million for fiscal 2008 and $1 million for fiscal 2009.

NOTE G.
NOTES PAYABLE AND LONG-TERM DEBT:

On May 16, 2003, we completed a $200 million private placement of senior unsecured notes. The proceeds from the private placement were used to fund our acquisition of the Tommy Bahama Group (see Note "O"). The notes bear interest as 8.875%, have an eight-year life and were sold at a discount of 0.713% ($1.4 million) to yield an effective interest rate of 9.0%. The terms of the notes provide certain limitations on additional indebtedness, and certain other transactions. Additionally, we are subject to certain financial covenants.

At May 30, 2003, we had $145.5 million in uncommitted lines of credit, of which $125 million was reserved exclusively for letters of credit. We did not pay any commitment fees for these available lines of credit. At May 30, 2003, there were no direct borrowings and approximately $77 million in letters of credit outstanding under these lines. These lines of credit were refinanced under our new senior credit facility which was established with the acquisition of the Tommy Bahama Group (see Note "O").

On June 13, 2003, we entered into a $275 million senior secured revolving credit facility (senior revolver), which has a five-year term and bears interest, at our option, at rates determined from time to time based upon (1) the higher of the federal funds rate or the applicable prime rate plus a spread or (2) LIBOR plus a spread. Borrowings under the senior revolver are subject to a borrowing base calculation based on our accounts receivable, inventories and real property, and are secured by substantially all of our United States-based assets. At May 28, 2004, we had no direct borrowings and approximately $99.5 million in letters of credit outstanding under this credit facility resulting in excess availability of $146 million.

A summary of debt is as follows:

	May 28, 2004	May 30, 2003
	($ in thousands)	
Notes payable at a fixed rate of 8.875%, due in 2011	$198,760	$198,581
Other debt	152	139
Total notes payable and long-term debt	198,912	198,720
Less current maturities	(98)	(134)
Total long-term portion	$198,814	$198,586

The aggregate maturities of debt are as follows:

Fiscal Year	($ in thousands)
2005	$ 98
2006	32
2007	16
2008	6
Thereafter	198,760
	$198,912

NOTE H.
COMMITMENTS AND CONTINGENCIES:

We have operating lease agreements for buildings, sales offices and equipment with varying terms to 2014. The total rent expense under all leases was $23.7 million in 2004, $5.4 million in 2003 and $5.6 million in 2002.

The aggregate minimum rental commitments for all non-cancelable operating leases with original terms in excess of one year are as follows:

Fiscal Year	*($ in thousands)*
2005	$ 17,370
2006	16,865
2007	16,228
2008	16,108
2009	15,530
Thereafter	54,084
	$136,185

We are also obligated under certain apparel license and design agreements to make future minimum payments as follows:

Fiscal Year	*($ in thousands)*
2005	$ 7,424
2006	6,230
2007	831
	$14,485

We are involved in certain legal matters primarily arising in the normal course of business. In our opinion, our liability under any of these matters would not materially affect our financial position, results of operations or cash flows.

We discovered a past unauthorized disposal of a substance believed to be dry cleaning fluid on one of our properties. We believe that remedial action will be required, including continued investigation, monitoring and treatment of groundwater and soil. Based on advice from our environmental experts, we provided $4.5 million for this remediation in the fiscal year ended May 31, 1996. We believe this estimate of our potential liability continues to be reasonable given recent discussions with our environmental experts.

During fiscal 2003, we closed our Izod Club Golf European operation. During the second quarter of fiscal 2003, our costs to close the operation were approximately $1.3 million, of which approximately $0.8 million related to inventory markdowns and were recognized as additional cost of goods sold, and $0.5 million related primarily to severance costs and an increase in the allowance for doubtful accounts and was recognized as additional SG&A. Substantially all of the costs were settled during fiscal 2003. Net sales for our Izod Club Golf European operation was $0.5 million in fiscal 2003.

During fiscal 2003, we announced our decision to close our Izod Club Golf United States operation in fiscal 2004 upon completion of shipping the Fall 2003 season. Total costs incurred during the fourth quarter of fiscal 2003, were approximately $3.5 million, of which approximately $3 million was recognized by the Menswear Group and the remaining $0.5 million was recognized in Corporate and Other. Of the total costs incurred,

- approximately $1.4 million was related to inventory markdowns in excess of the related LIFO cost,
- approximately $1.7 million was related to a license termination fee, which is being paid in four equal quarterly installments during calendar 2004, and
- the remaining $0.4 million was related to severance and other miscellaneous costs.

The costs associated with the inventory markdowns were recognized as additional cost of goods sold while all other costs incurred were recognized as additional SG&A expense. At May 30, 2003, substantially all of the amounts related to the severance had been paid. During fiscal 2004, all inventory was liquidated and two installments of the termination fee were paid. The remaining fees will be paid during fiscal 2005. Net sales for our Izod Club Golf United States operation in fiscal 2004, 2003 and 2002 were $6.5 million, $18.1 million and $24.5 million, respectively.

NOTE I.
STOCK OPTIONS:

At May 28, 2004, 1,353,650 shares of Common Stock were authorized and reserved for issuance under our 1997 stock option plan. The options granted under the stock option plans expire ten years from the date of grant. Options granted vest over five years.

Pro forma information regarding net earnings and net earnings per share is required by SFAS 123 and has been determined as if we had accounted for our employee stock option plans under the fair value method of that statement. The fair value of these options was estimated at the date of the grant using the Black-Scholes option pricing model with the following assumption ranges: Risk-free interest rates between 4.565% and 6.510%, dividend yields between 1.28% and 4.87%, volatility factors between 0.2814 and 0.3525, and expected lives of ten years.

A summary of the status of our stock option plans and changes during the years ended are presented below:

	Year Ended					
	2004		2003		2002	
	Shares	*Weighted Average Exercise Price*	*Shares*	*Weighted Average Exercise Price*	*Shares*	*Weighted Average Exercise Price*
Outstanding, beginning of year	967,160	$ 12	798,000	$ 12	928,200	$ 12
Granted	463,500	30	234,000	12	224,400	11
Exercised	(414,640)	14	(13,540)	9	(318,140)	9
Forfeited	(12,100)	14	(51,300)	13	(36,460)	12
Outstanding, end of year	1,003,920	$ 19	967,160	$ 12	798,000	$ 12
Options exercisable, end of year	123,920		344,820		216,620	

The following table summarizes information about stock options outstanding as of May 28, 2004:

Date of Option Grant	*Number of Shares*	*Exercise Price*	*Grant Date Fair Value*	*Number Exercisable*	*Expiration Date*
Jul. 13, 1998	26,900	$ 17.83	$ 5.16	26,900	July 13, 2008
Jul. 12, 1999	76,120	13.94	4.70	39,440	July 12, 2009
Jul. 10, 2000	109,030	8.63	2.03	28,470	July 10, 2010
Jul. 16, 2001	136,180	10.73	3.18	17,040	July 16, 2011
Jul. 15, 2002	194,190	11.73	3.25	12,070	July 15, 2012
Aug. 18, 2003	230,500	26.44	11.57	–	Aug. 18, 2013
Nov. 17, 2003	40,000	32.15	14.81	–	Nov. 17, 2013
Dec. 16, 2003	191,000	32.75	14.17	–	Dec. 16, 2013
	1,003,920			123,920	

We have a Restricted Stock Plan for issuance of up to 200,000 shares of Common Stock. At May 28, 2004, 5,884 shares were outstanding under this plan. The plan allows us to compensate our key employees with shares of Common Stock containing restrictions on sale and other restrictions in lieu of cash compensation.

NOTE J.
SIGNIFICANT CUSTOMERS:

We sell our merchandise in all major retail distribution channels across the United States and extend credit based on an evaluation of the customer's financial condition. Credit risk is impacted by conditions or occurrences within the economy and the retail industry and is principally dependent on each customer's financial condition. A decision by the controlling owner of a group of stores or any substantial customer to decrease the amount of merchandise purchased from us or to cease carrying our products could have a material adverse effect. Two customers, in the aggregate, constituted approximately $53.9 million of trade accounts receivable outstanding at May 28, 2004. Three customers, in the aggregate, constituted approximately $62.2 million of trade accounts receivable outstanding at May 30, 2003.

We monitor credit levels and the financial condition of our customers on a continuous basis to minimize credit risk. We believe that adequate provision for credit loss has been made in the "Consolidated Financial Statements."

Our top two customers represented 19% and 11% of our net sales in fiscal 2004. Our top three customers represented 22%, 16% and 15% in fiscal 2003 and 19%, 13% and 10% of our total sales in fiscal 2002. We perform ongoing credit evaluations of our customers and maintain allowances for potential credit losses.

In fiscal 2004, two customers represented 19% and 11% of the Menswear Group sales, three customers represented 51%, 34% and 10% of the Womenswear Group sales and one customer represented 16% of the Tommy Bahama Group sales.

In fiscal 2003, two customers represented 26% and 12% of the Menswear Group sales and two customers represented 48% and 34% of the Womenswear Group sales.

In fiscal 2002, two customers represented 19% and 13% of the Menswear Group sales and two customers represented 44% and 32% of the Womenswear Group sales.

NOTE K.
BENEFIT PLANS:

We have tax-qualified voluntary retirement savings plans covering substantially all full-time United States employees. If a participant decides to contribute, a portion of the contribution is matched by us. Our total expense under these plans in fiscal 2004, 2003 and 2002 was $1.8 million, $1.1 million and $1.1 million, respectively.

We have a non-qualified deferred compensation plan offered to a select group of management and highly compensated employees. The plan provides the participants with the opportunity to defer a specified percentage of their cash compensation. We match a portion of the contribution. Participants may elect to defer up to 10% of their annual base salary and up to 25% of their bonus. We fund these deferred compensation liabilities by making contributions to a rabbi trust, which had assets of approximately $2.8 million at May 28, 2004 and approximately $1.5 million at May 30, 2003.

The Tommy Bahama Group sponsors and maintains a non-qualified deferred compensation plan for eligible executives. Participants may elect to defer up to 100% of compensation in a given plan year. Any amounts deferred under the non-qualified deferred compensation plan are subject to a Company matching contribution equal to the contribution that would have been received had the deferrals been made under the Company's 401(k) Plan (without reference to any statutory or other limits). The matching contribution is equal to 50% of the first 12% of compensation deferred. Matching contributions become vested after two years of continuous service. Participants may direct how their accounts under the non-qualified deferred compensation plan are to be invested. Our total expense for deferred compensation plans in fiscal 2004, 2003 and 2002 was $253,000, $156,000 and $170,000, respectively.

NOTE L.
INCOME TAXES:

The provision (benefit) for income taxes includes the following:

	2004	2003	2002
	($ in thousands)		
Current:			
Federal	$22,526	$12,725	$2,944
State	2,002	1,645	120
Foreign	1,235	1,088	781
	25,763	15,458	3,845
Deferred	(2,379)	(2,371)	2,859
	$23,384	$13,087	$6,704

Reconciliations of the United States federal statutory income tax rates and the Company's effective tax rates are summarized as follows:

	2004	2003	2002
Statutory rate	35.0%	35.0%	35.0%
State income taxes – net of federal income tax benefit	1.8	2.6	1.9
Non-deductible expenses and other, net	0.3	1.6	1.9
Effective rate	37.1%	39.2%	38.8%

Deferred tax assets and liabilities are comprised of the following:

	May 28, 2004	May 30, 2003
	($ in thousands)	
Deferred Tax Assets:		
Inventories	$ 1,515	$ 1,933
Accrued compensation and benefits	4,549	2,663
Allowance for doubtful accounts	1,375	1,341
Depreciation and amortization	5,172	1,718
Noncurrent liabilities	1,721	1,721
Other, net	2,148	1,338
Deferred Tax Assets	16,480	10,714
Deferred Tax Liabilities:		
Acquired intangible assets	56,146	–
Foreign	3,054	2,561
Other, net	1,970	1,063
Deferred Tax Liabilities	61,170	3,624
Net Deferred Tax (Liability) Asset	$(44,690)	$ 7,090

NOTE M.
EARNINGS PER SHARE:

	May 28, 2004	May 30, 2003	May 31, 2002
	($ in thousands, except share and per share amounts)		
Net earnings available to common stockholders (numerator):	$39,716	$20,327	$10,572
Shares (denominator):			
Weighted average shares outstanding	16,099,851	15,034,720	14,987,356
Dilutive securities:			
Options	477,581	108,570	111,198
Earnout contingently issuable shares	121,312	–	–
Total assuming conversion	16,698,744	15,143,290	15,098,554
Per share amounts:			
Basic earnings per common share	$ 2.47	$ 1.35	$ 0.71
Diluted earnings per common share	$ 2.38	$ 1.34	$ 0.70

- Earnout contingently issuable shares represent 485,248 shares payable to selling shareholders based on achievement of performance targets as of May 28, 2004 (see Note "O").

- Stock options to purchase 177,000 shares of our Common Stock at $17.83 per share were outstanding during fiscal 2003. However, these were not included in the computation of diluted earnings per share because the inclusion of such shares would have had an antidilutive effect.

- Stock options to purchase 381,400 shares of our Common Stock at prices ranging from $13.94 to $17.83 per share were outstanding during fiscal 2002. However, these were not included in the computation of diluted earnings per share because the inclusion of such shares would have had an antidilutive effect.

NOTE N.
SEGMENTS:

During the second quarter of fiscal 2004, we reorganized the components of our business for purposes of allocating resources and assessing performance. As a result of this reorganization, the Oxford Shirt Group, Lanier Clothes and Oxford Slacks, which were previously reportable segments, were combined to become the Menswear Group. Prior year amounts were restated to conform to the current segment presentation. The Womenswear Group and the Tommy Bahama Group remain unchanged. The Menswear Group produces branded and private label dress shirts, sport shirts, dress slacks, casual slacks, suits, sportscoats, suit separates, walkshorts, golf apparel, jeans, swimwear, footwear and headwear. The Womenswear Group produces private label women's sportswear separates, coordinated sportswear, outerwear, dresses and swimwear. The Tommy Bahama Group produces lifestyle branded casual attire, operates retail stores and restaurants, and licenses its brands for accessories, footwear, furniture, and other products. Corporate and Other is a reconciling category for reporting purposes and includes our corporate offices, LIFO inventory accounting adjustments and other costs that are not allocated to the operating groups. LIFO inventory calculations are made on a legal entity basis which do not correspond to our segment definitions. Therefore, LIFO inventory accounting adjustments are not allocated to the operating segments. Total assets for Corporate and Other included the LIFO inventory reserve of $35.5 million, $34.9 million and $35.2 million at May 28, 2004, May 30, 2003 and May 31, 2002, respectively.

	Menswear Group	*Womenswear Group*	*Tommy Bahama Group*	*Corporate and Other*	*Total*
			($ in thousands)		
2004					
Net sales	$ 448,800	$ 297,865	$ 369,148	$ 739	$ 1,116,552
Depreciation and amortization of intangibles	3,559	440	13,974	489	18,462
Operating Income	41,915	11,583	50,644	(17,129)	87,013
Interest expense, net					23,913
Earnings before income taxes					63,100
Total assets	171,718	95,866	390,961	36,272	694,817
Purchases of property, plant and equipment	1,831	71	12,033	208	14,143
Goodwill	1,847	3,992	109,587	–	115,426
2003					
Net sales	$ 455,516	$ 308,762	$ –	$ 324	$ 764,602
Depreciation and amortization of intangibles	4,328	958	–	701	5,987
Operating income	27,837	17,321	–	(9,809)	35,349
Interest expense, net					1,935
Earnings before income taxes					33,414
Total assets	183,834	86,118	–	224,413	494,365
Purchases of property, plant and equipment	1,713	82	–	256	2,051
Goodwill	1,847	3,992	–	–	5,839
2002					
Net sales	$ 423,133	$ 253,723	$ –	$ 408	$ 677,264
Depreciation and amortization of intangibles	4,965	2,982	–	941	8,888
Operating income	16,042	9,538	–	(8,061)	17,519
Interest expense, net					243
Earnings before income taxes					17,276
Total assets	179,695	75,585	–	(4,767)	250,513
Purchases of property, plant and equipment	1,321	82	–	125	1,528
Goodwill	1,847	3,992	–	–	5,839

Information for the net book value of property plant and equipment by geographic area is presented below:

	Year Ended ($ in thousands)	
	May 28, 2004	May 30, 2003
United States	$42,866	$11,277
Latin America	8,452	9,928
Other foreign	508	766
Total	$51,826	$21,971

Note O.
TOMMY BAHAMA GROUP ACQUISITION:

On June 13, 2003, we acquired all of the capital stock of Viewpoint International, Inc., which we operate as the Tommy Bahama Group. The purchase price for the acquisition of the Tommy Bahama Group consists of $240 million in cash, $10 million in our Common Stock (776,400 shares), and up to $75 million in contingent payments that are subject to the Tommy Bahama Group achieving certain performance targets. Such performance targets are based on earnings before interest and taxes after deduction of a capital charge based on net tangible assets and are as follows:

- Year 1-$42.3 million, which will be prorated to $40.8 million based on the closing of the acquisition 13 days into the year;
- Year 2-$50 million;
- Year 3-$58.1 million; and
- Year 4-$69.7 million.

For each of the four years following the acquisition, the selling stockholders of the Tommy Bahama Group will receive an annual basic contingent payment if their earnings are greater than 90% of the applicable target described above and will receive the maximum annual basic contingent payment of $12.5 million if their earnings are 100% or greater than the applicable target. If their earnings are between 90% and 100% of the applicable target, the annual basic contingent payment will be calculated on a straight-line basis from $0 to $12.5 million. Up to 50% of any annual basic contingent payment may be paid in shares of our Common Stock at our option, and in the case of payments in the first two years, at the option of the selling stockholders of the Tommy Bahama Group. Shares of our Common Stock issued at our option will be valued at the average price on the New York Stock Exchange (or other applicable exchange) for the ten full trading days prior to the applicable payment date. Shares of our Common Stock issued at the option of the selling stockholders will be valued at $12.88 per share. All earnout payments to be paid to selling shareholders will be treated as additional purchase price and recorded as goodwill. The Year 1 contingent payment was earned in full and $22.8 million has been accrued as additional acquisition cost payable in the financial statements. The contingent payment will be made by issuing 485,248 shares of our Common Stock and approximately $5 million of cash in the first half of fiscal 2005.

Additionally, if, at the end of the four year period, cumulative earnings exceed the cumulative targets, the selling stockholders will receive 33.33% of the cumulative excess up to a maximum cumulative additional contingent payment of $25 million. Any cumulative additional contingent payment will be paid in cash.

Approximately 5% of the total value of all consideration that becomes due and payable under the earnout agreement has been designated to be paid toward an Employee Cash Bonus Plan to be distributed to employees of Tommy Bahama under the terms of the plan. The estimated amount of the earnout payments designated toward the Employee Cash Bonus Plan of approximately $1.4 million was charged to selling, general and administrative expense in the fourth quarter of fiscal 2004.

This acquisition helped us achieve one of our key strategic objectives of owning a major lifestyle brand. The acquisition of the Tommy Bahama Group provides for strategic benefits through growth opportunities and further diversification of our business over distribution channels, price points, product categories and target customers. The Tommy Bahama Group's results of operations from June 14, 2003 through May 28, 2004 are included in our consolidated statement of earnings in the "Consolidated Financial Statements."

In connection with the Tommy Bahama Group acquisition, we entered into a $275 million senior secured revolving credit facility, which has a five-year term and bears interest, at our option, at rates determined from time to time based upon (1) the higher of the federal fund rate or the applicable prime rate plus a spread or (2) LIBOR plus a spread. Borrowings under the senior secured revolving credit facility are subject to a borrowing base calculation based on our accounts receivable, inventories and real property.

Upon completion of the Tommy Bahama Group acquisition, the net proceeds from our $200 million senior notes offering were released from escrow. We used the net proceeds from our senior notes offering, together with limited borrowings under our senior secured revolving credit facility and cash on hand, to finance the cash portion of the purchase price for the Tommy Bahama Group acquisition. We also terminated our previously existing accounts receivable securitization facility in June 2003, in connection with the senior revolving credit facility.

The purchase price, including contingent consideration of $22.8 million allocated to goodwill during the fourth quarter, was allocated to the net assets of the Tommy Bahama Group, which are based on their estimated fair values. Additional contingent consideration will be recorded and allocated to goodwill when earned by the sellers. The following table summarizes the fair values of the assets acquired and liabilities assumed at the date of acquisition.

	($ in thousands)
Market value of stock issued	$ 10,000
Cash consideration paid	241,696
Direct merger costs	3,366
Year one contingent consideration	22,779
Total purchase price	$277,841
Cash	$ 22,145
Accounts receivable	29,521
Inventories	27,697
Other current assets	6,015
Goodwill	109,586
Intangibles	153,360
Property, plant and equipment	28,087
Other assets	2,470
Current liabilities	(45,626)
Noncurrent liabilities	(1,253)
Deferred taxes	(54,161)
Fair value of net assets acquired	$277,841

The components of the Intangibles listed in the above table are as follows:

	Amount	Life
	($ in thousands)	
Trademarks	$127,800	Indefinite
License agreements	8,400	5 years
Customer relationships	16,700	15 years
Covenant not to compete	460	4 years
Total	$153,360	

The pro forma financial information presented below gives effect to the Tommy Bahama Group acquisition as if it had occurred as of the beginning of fiscal 2004 and fiscal 2003. The information presented below is for illustrative purposes only and is not indicative of results that would have been achieved if the acquisition had occurred as of the beginning of fiscal 2004 and 2003 or results which may be achieved in the future.

	Year Ended	
	May 28, 2004	*May 30, 2003*
	($ in thousands, except per share amounts)	
Net Sales	$1,128,284	$1,094,643
Net Earnings	$ 40,299	$ 34,668
Net Earnings Per Share Basic	$ 2.50	$ 2.19
Diluted	$ 2.41	$ 2.18

NOTE P.
STOCK SPLIT:

We effected a two-for-one stock split in the form of a 100% stock dividend, payable December 1, 2003, to shareholders of record on November 17, 2003. All share and per share data appearing in the "Consolidated Financial Statements" and related notes have been retroactively adjusted for this stock split.

NOTE Q.
RELATED PARTY TRANSACTIONS:

During fiscal 2004, the Tommy Bahama Group purchased approximately $2.8 million of inventory and recorded approximately $1 million in royalty income from Paradise Shoe Company, LLC, an entity in which we own a 50% interest for which we account for under the equity method. Paradise Shoe holds an exclusive license to produce and market men's and women's shoes, belts and socks under the Tommy Bahama brand. The net amount due from Paradise Shoe at May 28, 2004 was approximately $625,000.

During fiscal 2004, the Menswear Group purchased approximately $8.6 million of inventory from Jiangsu Oxford Sainty Garment Manufacturing Limited, in which we own a 49% interest that we account for under the equity method.

NOTE R.
CONSOLIDATING FINANCIAL DATA OF SUBSIDIARY GUARANTORS:

The notes discussed in Note "G" were issued by Oxford Industries, Inc. Not all of our subsidiaries guarantee the notes. Each subsidiary guarantor is wholly owned by Oxford Industries, Inc. and organized in the United States. All guarantees are full and unconditional. Non-guarantors consist of subsidiaries of Oxford Industries, Inc. which are organized outside the United States. Our consolidated balance sheets at May 28, 2004 and May 30, 2003, and our consolidated statements of earnings and cash flow for the years ended May 28, 2004, May 30, 2003 and May 31, 2002 are set forth below. We have used the equity method with respect to investment in subsidiaries.

CONSOLIDATED BALANCE SHEET
May 28, 2004

	Oxford Industries (Parent)	*Subsidiary Guarantors*	*Subsidiary Non-Guarantors*	*Consolidating Adjustments*	*Consolidated Total*
			($ in thousands)		
ASSETS					
Current Assets:					
Cash and cash equivalents	$ 45,405	$ 1,438	$ 724	$ 2	$ 47,569
Receivables	110,092	69,989	36,192	(39,906)	176,367
Inventories	75,699	38,412	2,299	–	116,410
Prepaid expenses	10,377	5,716	382	–	16,475
Total current assets	241,573	115,555	39,597	(39,904)	356,821
Property, plant and equipment, net	13,839	33,186	4,801	–	51,826
Goodwill	1,847	113,579	–		115,426
Intangibles, net	249	147,084	–		147,333
Other assets net	382,738	7,053	1,604	(367,984)	23,411
Total Assets	$ 640,246	$ 416,457	$ 46,002	$ (407,888)	$ 694,817
LIABILITIES AND SHAREHOLDERS' EQUITY					
Current Liabilities:					
Trade accounts payable	$ 92,517	$ 34,647	$ 13,562	$ (39,913)	$ 100,813
Accrued compensation	19,339	11,357	2,417	–	33,113
Additional acquisition cost payable	22,779	–	–		22,779
Other accrued expenses	20,056	10,028	356	–	30,440
Dividends payable	1,946	–	-	–	1,946
Income taxes payable	(16,847)	19,533	1,607	1	4,294
Current maturities of long-term debt	–	98	–	–	98
Total current liabilities	139,790	75,663	17,942	(39,912)	193,483
Long-term debt, less current portion	198,760	54	–	–	198,814
Noncurrent liabilities	82,943	(74,847)	3,031	(3)	11,124
Deferred income taxes	4,130	48,249	40	-	52,419
Total Shareholders'/invested equity	214,623	367,338	24,989	(367,973)	238,977
Total Liabilities and Shareholders' Equity	$ 640,246	$ 416,457	$ 46,002	$ (407,888)	$ 694,817

CONSOLIDATED BALANCE SHEET

May 30, 2003

	Oxford Industries (Parent)	*Subsidiary Guarantors*	*Subsidiary Non-Guarantors*	*Consolidating Adjustments*	*Consolidated Total*
			($ in thousands)		
ASSETS					
Current Assets:					
Cash and cash equivalents	$ 23,022	$ 218	$ 720	$ 131	$ 24,091
Receivables	(20,430)	125,045	39,801	(34,112)	110,304
Inventories	94,868	6,578	2,887	1	104,334
Prepaid expenses	11,339	774	520	(2)	12,631
Total current assets	108,799	132,615	43,928	(33,982)	251,360
Property, plant and equipment, net	15,744	713	5,514	–	21,971
Deferred income taxes	119	–	–	–	119
Goodwill	1,847	3,992	–	–	5,839
Intangibles, net	287	395	–	–	682
Restricted cash in escrow	204,986	–	–	–	204,986
Other assets, net	54,392	711	1,872	(47,567)	9,408
Total Assets	$ 386,174	$ 138,426	$ 51,314	$ (81,549)	$ 494,365
LIABILITIES AND SHAREHOLDERS' EQUITY					
Current Liabilities:					
Trade accounts payable	$ 63,259	$ 6,092	$ 23,680	$ (34,000)	$ 59,031
Accrued compensation	19,579	1,304	2,673	–	23,556
Other accrued expenses	15,124	(530)	469	–	15,063
Dividends payable	1,579	–	–	–	1,579
Income taxes payable	(7,733)	9,352	932	–	2,551
Current maturities of long-term debt	124	10	–	–	134
Total current liabilities	91,932	16,228	27,754	(34,000)	101,914
Long-term debt, less current portion	198,586	–	–	–	198,586
Deferred taxes	3,197	(3,212)	15	–	–
Noncurrent liabilities	(72,706)	73,029	4,161	16	4,500
Total Shareholders' /invested equity	165,165	52,381	19,384	(47,565)	189,365
Total Liabilities and Shareholders' Equity	$ 386,174	$ 138,426	$ 51,314	$ (81,549)	$ 494,365

CONSOLIDATED STATEMENT OF EARNINGS

Year Ended May 28, 2004

	Oxford Industries (Parent)	*Subsidiary Guarantors*	*Subsidiary Non-Guarantors*	*Consolidating Adjustments*	*Consolidated Total*
			($ in thousands)		
Net sales	$ 693,222	$ 440,055	$ 37,672	$ (54,397)	$1,116,552
Cost of goods sold	544,861	231,699	85	(537)	776,108
Gross profit	148,361	208,356	37,587	(53,860)	340,444
Selling, general and administrative	125,167	156,801	30,842	(54,265)	258,545
Royalties and other income	32	5,042	40	–	5,114
Operating income	23,226	56,597	6,785	405	87,013
Interest (income) expense, net	25,127	(1,523)	(95)	404	23,913
Income from equity investment	42,503	38	–	(42,541)	–
Earnings before income taxes	40,602	58,158	6,880	(42,540)	63,100
Income taxes	889	21,234	1,261	–	23,384
Net earnings	$ 39,713	$ 36,924	$ 5,619	$ (42,540)	$ 39,716

CONSOLIDATED STATEMENT OF EARNINGS

Year Ended May 30, 2003

	Oxford Industries (Parent)	*Subsidiary Guarantors*	*Subsidiary Non-Guarantors*	*Consolidating Adjustments*	*Consolidated Total*
			($ in thousands)		
Net sales	$ 703,620	$ 78,545	$ 39,247	$ (56,810)	$ 764,602
Cost of goods sold	550,966	52,313	1,595	17	604,891
Gross profit	152,654	26,232	37,652	(56,827)	159,711
Selling, general and administrative	131,200	12,286	37,645	(56,769)	124,362
Operating income	21,454	13,946	7	(58)	35,349
Interest (income) expense, net	3,232	(1,141)	(97)	(59)	1,935
Income from equity investment	10,596	65	–	(10,661)	–
Earnings before income taxes	28,818	15,152	104	(10,660)	33,414
Income taxes	8,494	3,506	1,087	–	13,087
Net earnings	$ 20,324	$ 11,646	$ (983)	$ (10,660)	$ 20,327

CONSOLIDATED STATEMENT OF EARNINGS

Year Ended May 31, 2002

	Oxford Industries (Parent)	*Subsidiary Guarantors*	*Subsidiary Non-Guarantors*	*Consolidating Adjustments*	*Consolidated Total*
			($ in thousands)		
Net sales	$ 616,686	$ 76,160	$ 39,555	$(55,137)	$ 677,264
Cost of goods sold	494,058	50,657	925	(1,624)	544,016
Gross profit	122,628	25,503	38,630	(53,513)	133,248
Selling, general and administrative	114,427	17,673	36,587	(52,958)	115,729
Operating income	8,201	7,830	2,043	(555)	17,519
Interest (income) expense, net	2,094	(1,169)	(126)	(556)	243
Income from equity investment in subsidiaries	7,223	38	–	(7,261)	–
Earnings before income taxes	13,330	9,037	2,169	(7,260)	17,276
Income taxes	2,758	3,150	796	–	6,704
Net earnings	$ 10,572	$ 5,887	$ 1,373	$ (7,260)	$ 10,572

CONSOLIDATED STATEMENT OF CASH FLOWS

Year Ended May 28, 2004

	Oxford Industries (Parent)	*Subsidiary Guarantors*	*Subsidiary Non-Guarantors*	*Consolidating Adjustments*	*Consolidated Total*
			($ in thousands)		
CASH FLOWS FROM OPERATING ACTIVITIES					
Net earnings	$ 39,713	$ 36,924	$ 5,619	$(42,540)	$ 39,716
Adjustments to reconcile net earnings to net cash used in operating activities:					
Depreciation and amortization	3,883	16,702	480	–	21,065
Equity income	(40)	(281)	–	–	(321)
(Gain)/loss on sale of property, plant and equipment	22	(39)	(620)	–	(637)
Deferred income taxes	1,051	(2,701)	21	(750)	(2,379)
Changes in working capital	(85,551)	114,461	(5,477)	(18,304)	5,129
Income from equity investment in subsidiaries	(42,503)	(38)	–	42,541	–
Other assets, net	(500)	(3,463)	271	(1,479)	(5,171)
Other noncurrent assets	2,925	2,575	–	–	5,500
Net cash (used in) provided by operating activities	(81,000)	164,140	294	(20,532)	62,902
CASH FLOWS FROM INVESTING ACTIVITIES					
Acquisitions	(245,062)	–	–	22,325	(222,737)
Decrease in restricted cash	204,986	–	–	–	204,986
Investment in deferred compensation plan	–	(1,842)	–	–	(1,842)
Purchases of property, plant and equipment	(2,068)	(11,875)	(200)	–	(14,143)
Proceeds from sale of property, plant and equipment	98	1,099	1,051	(573)	1,675
Net cash (used in) provided by investing activities	(42,046)	(12,618)	851	21,752	(32,061)
CASH FLOWS FROM FINANCING ACTIVITIES					
Principal payments of long-term debt	(129)	144	–	(225)	(210)
Proceeds from issuance of Common Stock	7,181	–	–	–	7,181
Debt issue costs	(7,416)	–	–	–	(7,416)
Change in intercompany payable	152,712	(150,446)	(1,141)	(1,125)	–
Dividends on Common Stock	(6,918)	–	–	–	(6,918)
Net cash (used in) provided by financing activities	145,430	(150,302)	(1,141)	(1,350)	(7,363)
Net change in Cash and Cash Equivalents	22,384	1,220	4	(130)	23,478
Cash and Cash Equivalents at the Beginning of Period	23,021	218	720	132	24,091
Cash and Cash Equivalents at the End of Period	$ 45,405	$ 1,438	$ 724	$ 2	$ 47,569

CONSOLIDATED STATEMENT OF CASH FLOWS

Year Ended May 30, 2003

	Oxford Industries (Parent)	*Subsidiary Guarantors*	*Subsidiary Non-Guarantors*	*Consolidating Adjustments*	*Consolidated Total*
			($ in thousands)		
CASH FLOWS FROM OPERATING ACTIVITIES					
Net earnings	$ 20,324	$ 11,646	$ (983)	$(10,660)	$ 20,327
Adjustments to reconcile net earnings to net cash used in operating activities:					
Depreciation and amortization	4,550	728	656	53	5,987
(Gain) /loss on sale of property, plant and equipment	345	(4)	120	1	462
Deferred income taxes	647	(965)	-	(2,053)	(2,371)
Changes in working capital	7,373	(4,948)	(274)	1,686	3,837
Income from equity investment in subsidiaries	(10,596)	(65)	–	10,661	-
Other assets, net	46	1	(645)	(51)	(649)
Net cash (used in) provided by operating activities	22,689	6,393	(1,126)	(363)	27,593
CASH FLOWS FROM INVESTING ACTIVITIES					
Increase in restricted cash	(204,986)	–	–	–	(204,986)
Purchases of property, plant and equipment	(1,924)	(144)	(76)	93	(2,051)
Proceeds from sale of property, plant and equipment	577	139	358	(127)	947
Net cash (used in) provided by investing activities	(206,333)	(5)	282	(34)	(206,090)
CASH FLOWS FROM FINANCING ACTIVITIES					
Principal payments of long-term debt	(216)	(39)	–	–	(255)
Proceeds from the issuance of notes	198,581	–	–	–	198,581
Proceeds from issuance of Common Stock	152	5	–	(6)	151
Debt issue costs	(7,167)	–	–	–	(7,167)
Change in intercompany payable	5,414	(6,330)	916	–	–
Dividends on Common Stock	(6,312)	–	–	(1)	(6,313)
Net cash (used in) provided by financing activities	190,452	(6,364)	916	(7)	184,997
Net change in Cash and Cash Equivalents	6,808	24	72	(404)	6,500
Cash and Cash Equivalents at the Beginning of Period	16,214	194	648	535	17,591
Cash and Cash Equivalents at the End of Period	$ 23,022	$ 218	$ 720	$ 131	$ 24,091

CONSOLIDATED STATEMENT OF CASH FLOWS

Year Ended May 31, 2002

	Oxford Industries (Parent)	*Subsidiary Guarantors*	*Subsidiary Non-Guarantors*	*Consolidating Adjustments*	*Consolidated Total*
			($ in thousands)		
CASH FLOWS FROM OPERATING ACTIVITIES					
Net earnings	$ 10,572	$ 5,887	$ 1,373	$ (7,260)	$ 10,572
Adjustments to reconcile net earnings to net cash used in operating activities:					
Depreciation and amortization	5,609	3,352	648	(721)	8,888
(Gain)/loss on sale of property, plant and equipment	(37)	4	3	(1)	(31)
Changes in working capital	92,160	8,782	(1,032)	(109,511)	(9,601)
Deferred income taxes	1,318	(951)	–	2,477	2,844
Income from equity investment in subsidiaries	(7,223)	(37)	–	7,260	–
Other noncurrent assets	(21)	7,002	(267)	(6,999)	(285)
Net cash provided by (used in) operating activities	102,378	24,039	725	(114,755)	12,387
CASH FLOWS FROM INVESTING ACTIVITIES					
Purchases of property, plant and equipment	(1,235)	(71)	(223)	1	(1,528)
Proceeds from sale of property, plant and equipment	347	10	19	721	1,097
Net cash (used in) provided by investing activities	(888)	(61)	(204)	722	(431)
CASH FLOWS FROM FINANCING ACTIVITIES					
Proceeds from short-term debt	–	(56,000)	–	56,000	–
Principal payments of long-term debt	(7,232)	(36)	(684)	7,684	(268)
Change in intercompany payable	(88,697)	38,644	–	50,053	–
Proceeds from issuance of Common Stock	1,993	–	–	–	1,993
Dividends on Common Stock	1,011	(7,287)	–	1	(6,275)
Net cash (used in) provided by financing activities	(92,925)	(24,679)	(684)	113,738	(4,550)
Net change in Cash and Cash Equivalents	8,565	(701)	(163)	(295)	7,406
Cash and Cash Equivalents at the Beginning of Period	7,649	895	811	830	10,185
Cash and Cash Equivalents at the End of Period	$ 16,214	$ 194	$ 648	$ 535	$ 17,591

NOTE S.
SUBSEQUENT EVENTS:

On July 30, 2004, we acquired Ben Sherman Limited, which we will operate as part of our Menswear Group. Ben Sherman is a London-based designer, distributor and marketer of branded sportswear, accessories, and footwear. The purchase price for Ben Sherman was £80 million, or approximately $145 million, plus associated expenses. The transaction was financed with cash on hand and borrowings under our revolving credit facility.

In association with the Ben Sherman acquisition, the senior revolver was amended and restated on July 28, 2004 and increased to $280 million with a syndicate of eight financial institutions. The maturity date was extended to July 28, 2009. Under the amended senior revolver, borrowing spreads and letter of credit fees are based upon a pricing grid, which is tied to a ratio of our total debt to our earnings before interest, taxes, depreciation and amortization ("EBITDA"), calculated as applicable on a pro forma basis. The credit agreement also requires us to maintain certain financial ratios including the ratio of total debt to EBITDA, the ratio of senior debt to EBITDA, a fixed charge coverage ratio and an interest coverage ratio. Our borrowings under the amended senior revolver are no longer subject to a borrowing base calculation based on our accounts receivable, inventory and real property.

On July 30, 2004, our Ben Sherman subsidiary entered into a £12 million senior secured revolving credit facility to provide for seasonal working capital requirements and general corporate purposes. The facility is secured by substantially all of the United Kingdom assets of Ben Sherman and bears interest at the lender's prime or base rate plus 1.20%. The facility is repayable on demand and requires the borrower to maintain certain financial ratios including a minimum interest coverage ratio, a minimum asset coverage ratio and a minimum level of earnings before interest, taxes, and amortization of intangibles.

NOTE T.
SUMMARIZED QUARTERLY DATA (UNAUDITED):

Following is a summary of the quarterly results of operations for the years ended May 28, 2004 and May 30, 2003:

	Fiscal Quarter				
	First	*Second*	*Third*	*Fourth*	*Total*
	($ in thousands, except per share amounts)				
2004					
Net sales	$ 242,105	$ 253,883	$ 281,418	$ 339,146	$ 1,116,552
Gross profit	70,891	76,832	87,068	105,653	340,444
Net earnings	6,842	6,840	9,540	16,494	39,716
Basic earnings per common share	0.44	0.43	0.59	1.02	2.47
Diluted earnings per common share	0.42	0.41	0.58	0.97	2.38
2003					
Net sales	$ 172,139	$ 185,421	$ 208,969	$ 198,073	$ 764,602
Gross profit	38,462	37,186	42,913	41,150	159,711
Net earnings	4,510	4,263	6,927	4,627	20,327
Basic earnings per common share	0.30	0.29	0.46	0.31	1.35
Diluted earnings per common share	0.30	0.29	0.46	0.30	1.34

Our Common Stock is listed and traded on the New York Stock Exchange under the symbol "OXM." As of May 28, 2004, there were 480 record holders of our Common Stock.

The table below sets forth, for each of the periods indicated below, the high and low sales prices per share of our Common Stock (adjusted to reflect our two-for-one stock split on December 1, 2003) as reported on the New York Stock Exchange Composite Tape.

	High	*Low*
Fiscal 2004		
Fourth Quarter	$ 47.50	$ 35.00
Third Quarter	$ 44.69	$ 29.60
Second Quarter	$ 35.83	$ 28.65
First Quarter	$ 30.65	$ 19.52
Fiscal 2003		
Fourth Quarter	$ 20.45	$ 11.52
Third Quarter	$ 13.27	$ 11.01
Second Quarter	$ 13.13	$ 9.75
First Quarter	$ 14.40	$ 10.30

We paid a cash dividend of $0.12 per share on May 29, 2004, which was the 176th consecutive quarterly dividend we have paid since we became a public company in July 1960. Our future dividend policy will continue to depend on the following factors and other factors considered relevant by our Board of Directors: earnings, capital requirements, financial condition, restrictions imposed by agreements related to our indebtedness, availability of dividends from subsidiaries, receipt of funds in connection with repayment loans to subsidiaries or advances from operating subsidiaries, and tax laws.

During the fourth quarter of fiscal 2004, we did not repurchase any shares of our Common Stock.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

OXFORD INDUSTRIES, INC. AND SUBSIDIARIES

The management of Oxford Industries, Inc. is responsible for the integrity and objectivity of the consolidated financial statements and other financial information presented in this report. These statements have been prepared in conformity with accounting principles generally accepted in the United States consistently applied and include amounts based on the best estimates and judgments of management.

Oxford maintains a system of internal accounting controls designed to provide reasonable assurance, at a reasonable cost, that assets are safeguarded against loss or unauthorized use and that the financial records are adequate and can be relied upon to produce financial statements in accordance with accounting principles generally accepted in the United States. The internal control system is augmented by written policies and procedures, an internal audit program and the selection and training of qualified personnel. This system includes policies that require adherence to ethical business standards and compliance with all applicable laws and regulations.

The consolidated financial statements for the years ended May 28, 2004, May 30, 2003 and May 31, 2002, have been audited by Ernst & Young LLP, independent auditors. In connection with its audit, Ernst & Young LLP develops and maintains an understanding of Oxford's accounting and financial controls and conducts tests of Oxford's accounting systems and other related procedures as it considers necessary to render an opinion on the financial statements.

The Audit Committee of the Board of Directors, composed solely of outside directors, meets periodically with Oxford's management, internal auditors and independent auditors to review matters relating to the quality of financial reporting and internal accounting controls, and the independent nature, extent and results of the audit effort. The Committee recommends to the Board appointment of the independent auditors. Both the internal auditors and the independent auditors have access to the Audit Committee, with or without the presence of management.



Ben B. Blount, Jr.
Executive Vice President –
Finance, Planning and Administration
and Chief Financial Officer

The Board of Directors and Shareholders of Oxford Industries, Inc.

We have audited the accompanying consolidated balance sheets of Oxford Industries, Inc. and subsidiaries as of May 28, 2004 and May 30, 2003, and the related consolidated statements of earnings, shareholders' equity, and cash flows for each of the three years in the period ended May 28, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Oxford Industries, Inc. and subsidiaries at May 28, 2004 and May 30, 2003, and the consolidated results of their operations and their cash flows for each of the three years in the period ended May 28, 2004, in conformity with United States generally accepted accounting principles.

As discussed in Note "A," the Company changed its method of calculating LIFO inventories in the year ended May 31, 2002.

Ernst + Young LLP

Atlanta, Georgia
July 23, 2004

SHAREHOLDER INFORMATION

OXFORD INDUSTRIES, INC. AND SUBSIDIARIES

PRINCIPAL OFFICE

P.O. Box 54600
222 Piedmont Ave., N.E.,
Atlanta, Georgia 30308
Telephone: (404) 659-2424
Facsimile: (404) 653-1545
E-mail address: info@oxfordinc.com
For additional information, please visit our Web site at www.oxfordinc.com

SIGNIFICANT SUBSIDIARIES

Viewpoint International, Inc.

TRANSFER AGENT AND REGISTRAR

SunTrust Bank
Mail Code 258
P.O. Box 4625
Atlanta, Georgia 30302

INDEPENDENT AUDITORS

Ernst & Young LLP
Suite 2800
600 Peachtree Street
Atlanta, Georgia 30308-2215

FORM 10-K

Copies of the Form 10-K as filed with the Securities and Exchange Commission are available without cost to the shareholders of the Company by writing to:

Investor Relations
Oxford Industries, Inc.
222 Piedmont Ave., N.E.
Atlanta, Georgia 30308

ANNUAL MEETING

The annual meeting of shareholders of the Company will be held at the principal offices of the Company, 222 Piedmont Ave., N.E., Atlanta, Georgia, on October 4, 2004, at 3:00 p.m. local time.
For more information, please contact:

Dominic C. Mazzone
Corporate Secretary
Telephone: (404) 659-2424

SHAREHOLDER ASSISTANCE

For information about accounts, change of address, transfer of ownership or issuance of certificates, please contact:

SunTrust Bank
Mail Code 258
P.O. Box 4625
Atlanta, Georgia 30302
Telephone: (800) 568-3476

INVESTOR INQUIRIES

Analysts, investors, media and others seeking financial and general information, please contact:

Investor Relations
Oxford Industries, Inc.
222 Piedmont Ave., N.E.,
Atlanta, Georgia 30308
Telephone: (404) 653-1446
Facsimile: (404) 653-1545
E-mail address: info@oxfordinc.com

PRINCIPAL LOCATIONS FOR OXFORD'S SEGMENTS

Tommy Bahama Group
1809 7th Avenue, #806
Seattle, Washington 98101
Telephone: (206) 622-8688
Facsimile: (206) 622-4483

Menswear Group
3 Park Ave., 24th Floor,
New York, New York 10016
Telephone: (212) 481-4901
Facsimile: (212) 481-4908

Womenswear Group
1001 6th Ave.,
New York, New York 10018
Telephone: (212) 556-5300
Facsimile: (212) 556-5462

Oxford Industries, Inc. is an Equal Opportunity Employer with an Affirmative Action Plan.

United States Safe Harbor Statement Under The Private Securities Litigation Reform Act of 1995

This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are indicated by words or phrases such as "anticipate," "estimate," "project," "expect," "believe" and similar words or phrases. Such statements are based on our current expectations and are subject to certain risks and uncertainties. Such statements include but are not limited to statements about our expected business outlook, anticipated financial and operating results, the anticipated benefits of the Tommy Bahama Group acquisition, growth of particular product lines, strategies, contingencies, financing plans, working capital needs, sources of liquidity, estimated amounts and timing of capital expenditures and other expenditures, are based on current management expectations that involve certain risks which if realized, in whole or in part, could have a material adverse effect on Oxford's business, financial condition and results of operations, including, without limitation: general economic cycles, competitive conditions in our industry, price deflation in the worldwide apparel industry, our ability to identify and respond to rapidly changing fashion trends and to offer innovative and upgraded products, the price and availability of raw materials, our dependence on and relationships with key customers, the ability of our third party producers to deliver quality products in a timely manner, potential disruptions in the operation of our distribution facilities, economic and political conditions in the foreign countries in which we operate or source our products, risk associated with changes in global currency exchange rates, regulatory risks associated with importing products, the impact of labor disputes and wars or acts of terrorism on our business, increased competition from direct sourcing, our ability to maintain our licenses, our ability to protect our intellectual property and prevent our trademarks, service marks and goodwill from being harmed by competitors' products, our reliance on key management, our inability to retain current pricing on our products due to competitive or other factors, the impact of reduced travel to resort locations on our sales, risks related to our operation of restaurants under the Tommy Bahama name, the integration of Ben Sherman into our company, the expansion of our business through the acquisition of new businesses, our ability to successfully implement our growth plans for acquired businesses, our ability to open new retail stores, unforeseen liabilities associated with the acquisition of acquired businesses, and the factors discussed in Exhibit 99.1 to the Company's Form 8-K, filed July 16, 2003, under the heading "Risk Factors."

Other risks or uncertainties may be detailed from time to time in our future SEC filings. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or projected. We disclaim any intention, obligation or duty to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

DIRECTORS AND OFFICERS

OXFORD INDUSTRIES, INC. AND SUBSIDIARIES

DIRECTORS

J. Hicks Lanier
Chairman and
Chief Executive Officer

Ben B. Blount, Jr. *
Executive Vice President and
Chief Financial Officer

S. Anthony Margolis
Group Vice President
Tommy Bahama Group

Knowlton J. O'Reilly
Group Vice President
Womenswear Group

Cecil D. Conlee
Chairman
CGR Advisors
(real estate advisor)

Thomas Gallagher
Chief Executive Officer
and President
Genuine Parts Company
(automotive replacement
parts, industrial products,
office supplies and electrical
and electronic parts)

J. Reese Lanier, Sr.
Self-Employed
(farming and related business)

Clarence B. Rogers, Jr. *
Retired Chairman of
Executive Committee
Equifax Inc.
(information services)

Robert E. Shaw
Chief Executive Officer
Shaw Industries Group, Inc.
(carpet manufacturing
and marketing)

Clarence H. Smith
President and
Chief Executive Officer
Haverty Furniture
Companies, Inc.
(home furnishings retailer)

E. Jenner Wood III
Chairman, President and
Chief Executive Officer
SunTrust Bank,
Central Group
(banking)

Helen B. Weeks
Retired Chief Executive
Officer, Ballard Designs, Inc.
(catalog retailer)

* Retiring Effective
October 4, 2004

EXECUTIVE OFFICERS

J. Hicks Lanier
Chairman and
Chief Executive Officer

Ben B. Blount, Jr.
Executive Vice President and
Chief Financial Officer

Michael J. Setola
President

S. Anthony Margolis
Group Vice President
Tommy Bahama Group

Knowlton J. O'Reilly
Group Vice President
Womenswear Group

Thomas C. Chubb III
Executive Vice President

L. Wayne Brantley
Group Vice President

R. Larry Johnson
Group Vice President

Frank Sahagian, Jr.
Group Vice President

John A. Baumgartner
Senior Vice President

K. Scott Grassmyer
Senior Vice President and
Controller

J. Reese Lanier, Jr.
Senior Vice President and
Treasurer

Christine B. Cole
Vice President

Dominic C. Mazzone
Vice President, General
Counsel and Secretary

Anne M. Shoemaker
Vice President

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